The information contained herein is not complete and may be changed. We and the underwriters may not sell these securities or accept offers to buy these securities prior to the time this prospectus supplement becomes final. This prospectus supplement is not an offer to sell these securities and we and the underwriters are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED AUGUST 12, 2003

PROSPECTUS SUPPLEMENT

(To Prospectus Dated August 7, 1998)

FILED PURSUANT TO

RULE 424(B)(5)

REGISTRATION NO: 333-37911

                     shares

Regency Centers Corporation

Common Stock

$             per share

Regency Centers Corporation is offering              shares of its common stock under this prospectus supplement.

Our common stock is listed on the New York Stock Exchange under the symbol “REG”. The last reported sale price of our common stock on August 11, 2003 was $36.05 per share.

Investing in our common stock involves risks. See “ Risk Factors” beginning on page 3 of the accompanying prospectus and “Tax Risk Factors” beginning on page S-5 of this prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities regulator has approved or disapproved of these securities, or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds to Regency Centers Corporation, before expenses	$	$

We have granted to the underwriters the right to purchase up to                   additional shares to cover over-allotments, if any.

All of the shares offered hereby will be ready for delivery on or about August     , 2003.

Joint Book-Running Managers

Citigroup	Merrill Lynch & Co.

Wachovia Securities	Raymond James

The date of this prospectus supplement is August     , 2003

You should rely only on the information contained in or incorporated by reference in this prospectus supplement or the accompanying prospectus. We and the underwriters have not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We and the underwriters are not making an offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information contained in or incorporated by reference in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date on the front of this prospectus supplement or the date of incorporation by reference.

Prospectus

PROSPECTUS SUPPLEMENT SUMMARY

The following is only a summary. Because it is a summary, it does not contain all the information that may be important to you. For more complete information, you should read this together with the more detailed information elsewhere in this prospectus supplement and the accompanying prospectus and the information incorporated by reference herein and therein.

REGENCY CENTERS CORPORATION

General

Regency Centers Corporation, formerly known as Regency Realty Corporation, is a real estate investment trust. We invest in retail shopping centers through Regency Centers, L.P., the operating partnership in which we are the sole general partner and currently own approximately 98% of the outstanding common partnership units. Our acquisition, development, operations and financing activity, including the issuance of common or preferred partnership units, is generally executed by our operating partnership, its wholly-owned subsidiaries and joint ventures with third parties.

Our executive offices are located at 121 West Forsyth Street, Suite 200, Jacksonville, Florida 32202 and our telephone number is (904) 598-7000.

Ownership Limits

Our articles of incorporation provide that, subject to certain limited exceptions, no holder may own, or be deemed to own by virtue of certain attribution provisions under the Internal Revenue Code, more than 7% by value of our outstanding capital stock. See “Capital Stock—Restrictions on Ownership” in the accompanying prospectus. You should consult your own tax and legal advisors to determine how these ownership limitations apply to you.

Our articles previously restricted the ownership of our capital stock by non-U.S. persons, but these restrictions have been repealed.

Matters Influencing the Market for Our Common Stock

On June 24, 2003, an affiliate of Security Capital Group Incorporated sold 25,993,236 shares of our common stock, including 4,606,880 shares purchased by us directly from Security Capital, and Citigroup Global Markets Holdings Inc., or CGMHI, sold an aggregate of 8,280,000 SynDECS (Debt Exchangeable for Common Stock). The SynDECS are a series of debt securities of CGMHI that will each be mandatorily exchanged upon maturity, on July 1, 2006, into between 5/6th of a share and one share of our common stock or its value in cash based on a formula linked to the market price of our common stock. Any market for the SynDECS is likely to influence the market for our common stock. For example, the price of our common stock could become more volatile and could be depressed by investors’ anticipation of the potential distribution into the market of substantial additional amounts of our common stock at the maturity of the SynDECS, by possible sales of our common stock by investors who view the SynDECS as a more attractive means of equity participation in Regency and by hedging or arbitrage trading activity that may develop involving the SynDECS and our common stock.

THE OFFERING

Common stock offered	shares

Over-allotment option	Up to an additional shares of our common stock.

Dividends policy	We currently intend to pay regular quarterly distributions to our common shareholders. The annual dividends per share paid in 2001 and 2002 were $2.00 and $2.04. We have paid dividends in the first two quarters of 2003 totaling $1.04 per share. On August 11, 2003, our board of directors declared common stock and preferred stock dividends. The common stock dividend of $0.52 per share is payable on September 9, 2003 to shareholders of record on August 26, 2003. As described in this prospectus supplement under “Historical Stock Prices and Dividends,” future distributions will be declared and paid at the discretion of our board of directors, and will depend upon cash generated by operating activities, our financial condition, capital requirements, annual distribution requirements under the REIT provisions of the Internal Revenue Code, and such other factors as the board of directors deems relevant.

Use of proceeds	We intend to use a portion of the net proceeds of this offering to redeem all of the outstanding Series A preferred units of our operating partnership. We intend to use any remaining balance of the net proceeds from this offering to reduce outstanding debt under our line of credit.

New York Stock Exchange symbol	“REG”.

Risk factors	An investment in our common stock involves risks. You should carefully read “Risk Factors” beginning on page 3 of the accompanying prospectus and “Tax Risk Factors” beginning on page S-5 of this prospectus before deciding to invest in shares of our common stock.

TAX RISK FACTORS

In addition to the risks related to an investment in our common stock described in the accompanying prospectus, an investment in our common stock involves the following principal tax risks.

If we fail to qualify as a REIT for federal income tax purposes, we would be subject to federal income tax at regular corporate rates.

We believe that we qualify for taxation as a REIT for federal income tax purposes, and we plan to operate so that we can continue to meet the requirements for taxation as a REIT. If we qualify as a REIT, we generally will not be subject to federal income tax on our income that we distribute currently to our stockholders. Many of the REIT requirements, however, are highly technical and complex. The determination that we are a REIT requires an analysis of various factual matters and circumstances, some of which may not be totally within our control and some of which involve questions of interpretation. For example, to qualify as a REIT, at least 95% of our gross income must come from specific passive sources, like rent, that are itemized in the REIT tax laws. There can be no assurance that the Internal Revenue Service or a court would agree with the positions we have taken in interpreting the REIT requirements. We also are required to distribute to our stockholders at least 90% of our REIT taxable income (excluding capital gains). The fact that we hold some of our assets through partnerships and their subsidiaries further complicates the application of the REIT requirements. Even a technical or inadvertent mistake could jeopardize our REIT status. Furthermore, Congress and the IRS might make changes to the tax laws and regulations, and the courts might issue new rulings, that make it more difficult, or impossible, for us to remain qualified as a REIT.

Also, unless the IRS granted us relief under certain statutory provisions, we would remain disqualified as a REIT for four years following the year we first failed to qualify. If we failed to qualify as a REIT, we would have to pay significant income taxes. This likely would have a significant adverse affect on the value of our securities. In addition, we would no longer be required to pay any dividends to stockholders.

Even if we qualify as a REIT for federal income tax purposes, we are required to pay certain federal, state and local taxes on our income and property. For example, if we have net income from “prohibited transactions,” that income will be subject to a 100% tax. In general, prohibited transactions are sales or other dispositions of property held primarily for sale to customers in the ordinary course of business. The determination as to whether a particular sale is a prohibited transaction depends on the facts and circumstances related to that sale. While we have undertaken a significant number of asset sales in recent years, we do not believe that those sales should be considered prohibited transactions, but there can be no assurance that the IRS would not contend otherwise. In addition, any net taxable income earned directly by our taxable affiliates, including Regency Realty Group, Inc., is subject to federal and state corporate income tax. In this regard, several provisions of the laws applicable to REITs and their subsidiaries ensure that a taxable REIT subsidiary will be subject to an appropriate level of federal income taxation. For example, a taxable REIT subsidiary is limited in its ability to deduct interest payments made to an affiliated REIT. In addition, a REIT has to pay a 100% penalty tax on some payments that it receives if the economic arrangements between the REIT, the REIT’s tenants, and the taxable REIT subsidiary are not comparable to similar arrangements between unrelated parties. Finally, some state and local jurisdictions may tax some of our income even though as a REIT we are not subject to federal income tax on that income. To the extent that we and our affiliates are required to pay federal, state and local taxes, we will have less cash available for distributions to our stockholders.

Prior to December 31, 2000, a REIT could not own securities in any one issuer if the value of those securities exceeded 5% of the value of the REIT’s total assets or the securities owned by the REIT represented more than 10% of the issuer’s outstanding voting securities. As a result of the REIT Modernization Act, after December 31, 2000, the 5% value test and the 10% voting security test were modified in two respects. First, the 10% voting securities test was expanded so that REITs also are prohibited from owning more than 10% of the value of the outstanding securities of any one issuer. Second, an exception to these tests allows a REIT to own securities of a subsidiary that exceed the 5% value test and the new 10% vote or value test if the subsidiary elects to be a “taxable REIT subsidiary.” Under a new asset test, for taxable years beginning after December 31, 2000, we are not able to own securities of taxable REIT subsidiaries that represent in the aggregate more than 20% of the value of our total assets. We currently own all of the outstanding securities of Regency Realty Group, Inc., which we believe represent less than 20% of the value of our total assets. Regency Realty Group, Inc. has elected to be a taxable REIT subsidiary.

Our former foreign controlled status could cause foreign shareholders to be subject to tax upon a sale of shares.

Gain recognized by a non-U.S. shareholder upon the sale or exchange of our shares generally would not be subject to United States taxation unless, among other exceptions, our shares constitute a U.S. real property interest within the meaning of the Foreign Investment in Real Property Tax Act, which is referred to as “FIRPTA,” as described below.

Our shares will not constitute a U.S. real property interest if we are a domestically controlled REIT, which requires that, at all times during the five-year period preceding a sale or exchange of our stock, less than 50% in value of our stock is held directly or indirectly by non-U.S. shareholders. Because a foreign company beneficially owned in excess of 50% in value of our shares until January 16, 2001, when a domestic corporation acquired those shares, we believe that we currently are not a domestically controlled REIT, but that we may become domestically-controlled in the future. Because our shares are publicly traded, however, we cannot guarantee that we will become a domestically controlled REIT. Even if we do not qualify as a domestically controlled REIT at the time a non-U.S. shareholder sells our shares, gain arising from the sale still would not be subject to FIRPTA tax if: (1) the class or series of shares sold is considered regularly traded under applicable treasury regulations on an established securities market, such as the NYSE; and (2) the selling non-U.S. shareholder owned, actually or constructively, 5% or less in value of the outstanding class or series of shares being sold throughout the five-year period ending on the date of the sale or exchange. See “Federal Income Tax Considerations—U.S. Taxation of Non-U.S. Shareholders” below for a more detailed discussion of the U.S. tax consequences applicable to foreign investors in our stock.

Recent tax legislation could adversely affect the price of our stock.

REITs historically have enjoyed tax advantages relative to regular C corporations because they are not subject to corporate-level income tax on income they distribute to shareholders, but shareholders do include REIT dividends in taxable income. The recently enacted Jobs and Growth Tax Relief Reconciliation Act of 2003 (the “Act”) generally reduces to 15% the maximum marginal rate of tax that individuals will pay on corporate dividends for taxable years ending after December 31, 2002 and before January 1, 2009. This reduced tax rate, however, will not apply to dividends paid to individuals by a REIT on its stock except for certain limited amounts. While the earnings of a REIT that are distributed to its shareholders will still generally be subject to less federal income taxation in the aggregate than the distributed earnings of a non-REIT C corporation, which are distributed net of a corporate income tax, this legislation could make an investment in a REIT comparatively less attractive than an investment in other corporations because dividends paid by REITs will generally not be eligible for the new reduced tax rates that apply for corporate dividends. In addition, under the legislation, the maximum tax rate for REIT capital gain distributions (except to the extent of real estate depreciation recapture) was reduced from 20% to 15%. We cannot predict what effect, if any, the enactment of this legislation may have on the value of our common stock, either in terms of price or relative to other investments.

USE OF PROCEEDS

We estimate that the net proceeds from this offering will be approximately $                    , after estimated expenses and underwriting discount. We intend to use a portion of the net proceeds to redeem all the outstanding Series A preferred units of our operating partnership. The redemption price of the Series A units is their aggregate liquidation preference of $80 million, plus accrued distributions from July 1, 2003 at the annual rate of 8.125%.

We intend to use any remaining balance of the net proceeds from this offering to reduce the debt outstanding under our line of credit. Subject to extension or renewal our line of credit matures in April 2004 and currently accrues interest at an annual rate equal to LIBOR plus .85%.

CAPITALIZATION

The following table sets forth our capitalization as of June 30, 2003, as adjusted to give effect to (i) the sale of                      shares in this offering and (ii) application of the net proceeds of that sale (a) to redeem all of the outstanding Series A preferred units of our operating partnership and (b) to reduce debt outstanding under our line of credit.

The capitalization table should be read in conjunction with our consolidated financial statements and the related notes incorporated by reference in this prospectus supplement and the accompanying prospectus.

	June 30, 2003
	Actual	As Adjusted
	(in thousands)
Debt:
Notes payable	$1,257,823		$1,257,823
Unsecured line of credit (1)	228,000

Total debt	1,485,823

Preferred units	302,326
Exchangeable operating partnership units	26,985		26,985
Limited partners’ interest in consolidated partnerships	16,698		16,698

Total minority interest	346,009

Stockholders’ equity:
Preferred stock, $.01 par value per share: 10,000,000 shares authorized; 300,000 shares issued and outstanding at June 30, 2003	75,000		75,000
Common stock, $.01 par value per share: 150,000,000 shares authorized; 64,504,010 issued and 55,918,293 outstanding at June 30, 2003 and outstanding at June 30, 2003 (as adjusted)	645
Treasury stock: 8,585,717 shares held at June 30, 2003 and shares held at June 30, 2003 (as adjusted), at cost	(228,250)
Additional paid in capital	1,380,288
Distributions in excess of net income	(98,809)		(98,809)

Total stockholders’ equity	1,128,874

Total capitalization	$2,960,706	$

(1)	On August , 2003, $ million was outstanding under our line of credit.

HISTORICAL STOCK PRICES AND DIVIDENDS

Our common stock is traded on the New York Stock Exchange under the symbol “REG”. We currently have approximately 4,000 common shareholders. The following table sets forth the high and low prices and the cash dividends declared on our common stock by quarter for the first three quarters of 2003 and for 2002 and 2001.

	2003			2002			2001
Quarter Ended	High Price	Low Price	Cash Dividends Declared	High Price	Low Price	Cash Dividends Declared	High Price	Low Price	Cash Dividends Declared
March 31	$33.53	$30.40	$0.52	$29.50	$26.88	$0.51	$25.00	$22.63	$0.50
June 30	35.72	32.41	0.52	31.03	27.82	0.51	25.56	23.00	0.50
September 30*	36.70	34.60	0.52	31.85	25.22	0.51	26.35	22.72	0.50
December 31				32.40	28.92	0.51	27.75	24.51	0.50

*	Through August 11, 2003.

We currently intend to pay regular quarterly distributions to our common shareholders. However, future distributions will be declared and paid at the discretion of our board of directors, and will depend upon cash generated by operating activities, our financial condition, capital requirements, annual distribution requirements under the REIT provisions of the Internal Revenue Code, and such other factors as the board of directors deems relevant. We anticipate that for the foreseeable future, cash available for distribution will be greater than earnings and profits due to non-cash expenses, primarily depreciation and amortization, to be incurred by us.

Under our line of credit, distributions may not exceed 95% of funds from operations, or FFO, based on the immediately preceding four quarters. FFO is defined in accordance with the NAREIT definition as described in our consolidated financial statements. Also, in the event of any monetary default, we may not make distributions to shareholders.

Our distributions to the extent of our current and accumulated earnings and profits for federal income tax purposes will be taxable to shareholders at ordinary income rates and not at the reduced rates for dividends that the Jobs and Growth Tax Relief Reconciliation Act of 2003 enacted for 2003 through 2008, unless designated by us as capital gains dividends or qualified dividend income. Distributions that are treated as dividends may be taxed at capital gains rates, rather than ordinary income rates, if they are distributed to a non-corporate taxpayer, are designated by us as qualified dividend income and certain other requirements are satisfied. Dividends are eligible to be designated by us as qualified dividend income up to an amount equal to the sum of the qualified dividend income received by us during the year of the distribution from other C corporations (including our taxable REIT subsidiary), our “undistributed” REIT taxable income from the immediately preceding year and our income attributable to the sale of a built-in-gain asset from the immediately preceding year (reduced by any federal income taxes that we paid with respect to such REIT taxable income and built-in gain.) See “Federal Income Tax Considerations—Taxation of Taxable Domestic Shareholders”.

Distributions in excess of earnings and profits generally will be treated as a non-taxable return of capital. Such distributions have the effect of deferring taxation until the sale of a shareholder’s common stock.

In order to maintain our qualification as a REIT, we must make annual distributions to shareholders of at least 90% of our taxable income. Under certain circumstances, which management does not expect to occur, we could be required to make distributions in excess of cash available for distributions in order to meet such requirements.

We currently maintain a dividend reinvestment and stock purchase plan which enables our shareholders to automatically reinvest distributions, as well as make voluntary cash payments towards the purchase of additional shares.

FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of certain of the material federal income tax considerations regarding Regency Centers and is based on current law, is for general information only and is not tax advice. This discussion does not purport to deal with all aspects of taxation that may be relevant to particular investors in light of their personal investment or tax circumstances, or to certain types of holders (including insurance companies, tax-exempt organizations, financial institutions or broker-dealers, foreign corporations, persons who are not citizens or residents of the United States, persons who own shares as part of a conversion transaction, as part of a hedging transaction or as a position in a straddle for tax purposes, U.S. shareholders (as defined below) whose functional currency is not the U.S. dollar and traders in securities that elect mark-to-market accounting) subject to special treatment under the federal income tax laws. This summary deals only with shareholders of Regency Centers that hold shares as “capital assets,” within the meaning of Section 1221 of the Internal Revenue Code. This summary does not discuss any state, local, or foreign tax considerations. This summary is based in its entirety on the applicable Code provisions, rules and regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as of the date hereof and all of which are subject to change (which change may apply retroactively).

EACH PROSPECTIVE PURCHASER IS ADVISED TO CONSULT HIS OR HER OWN TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES TO HIM OR HER OF THE PURCHASE, OWNERSHIP AND SALE OF SECURITIES IN AN ENTITY ELECTING TO BE TAXED AS A REAL ESTATE INVESTMENT TRUST, INCLUDING THE FEDERAL, STATE, LOCAL, FOREIGN, AND OTHER TAX CONSEQUENCES OF SUCH PURCHASE, OWNERSHIP, SALE AND ELECTION AND OF POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

As used in this section, the term “Company” refers to Regency Centers Corporation and all qualified REIT subsidiaries (a wholly-owned subsidiary which is not treated as a separate entity for federal income tax purposes) but excludes Regency Realty Group, Inc. and its subsidiaries (collectively, the “Management Company”) (which is treated as a separate entity for federal income tax purposes, although its results are consolidated with those of the Company for financial reporting purposes).

General

The Company made an election to be taxed as a REIT under Sections 856 through 860 of the Code commencing with its taxable year ending December 31, 1993. The Company believes that it has been organized and operated in such a manner as to qualify for taxation as a REIT under the Code for such taxable year and all subsequent taxable years to date, and the Company intends to continue to operate in such a manner in the future. However, no assurance can be given that the Company will operate in a manner so as to qualify or remain qualified as a REIT.

The following sets forth only a summary of the material aspects of the Code sections that govern the federal income tax treatment of a REIT and its shareholders.

It is the opinion of Foley & Lardner that the Company has been organized and operated in conformity with the requirements for qualification and taxation as a REIT commencing with the Company’s taxable year that ended December 31, 1993 and for all subsequent taxable years to date, and its method of operation will enable it to continue to be taxed as a REIT. It must be emphasized that this opinion is based and conditioned upon certain representations made by the Company as to factual matters including, but not limited to, those set forth below in this discussion of “Federal Income Tax Considerations,” those concerning its business and properties, and certain matters relating to the Company’s manner of operation. Foley & Lardner is not aware of any facts or circumstances that are inconsistent with these representations. The qualification and taxation as a REIT depends upon the Company’s ability to meet, through actual annual (and in some cases quarterly) operating results, the various income, asset, distribution, stock ownership and other tests discussed below, the results of which will not be reviewed by nor be under the control of Foley & Lardner. Accordingly, no assurance can be given that the actual results of the Company’s operation for any particular taxable year will satisfy such requirements. For a discussion of the tax consequences of failure to qualify as a real estate investment trust, see “— Failure to Qualify.”

Taxation of the Company

As a REIT, the Company generally is not subject to federal corporate income tax on its net income that is currently distributed to shareholders. This treatment substantially eliminates the “double taxation” (at the corporate and shareholder levels) that generally results from an investment in a corporation. However, the Company will be subject to federal income tax in the following circumstances. First, the Company will be taxed at regular corporate rates on any undistributed REIT taxable income, including undistributed net capital gains. Second, under certain circumstances, the Company may be subject to the “corporate alternative minimum tax” on its items of tax preference. Third, if the Company has (i) net income from the sale or other disposition of “foreclosure property” (which is, in general, property acquired by the Company by foreclosure or otherwise on default of a loan secured by the property) which is held primarily for sale to customers in the ordinary course of business or (ii) other non-qualifying net income from foreclosure property, it will be subject to tax on such income at the highest corporate rate. Fourth, if the Company has net income from “prohibited transactions” (which are, in general, certain sales or other dispositions of property held primarily for sale to customers in the ordinary course of business other than foreclosure property), such income will be subject to a 100% tax. Fifth, if the Company fails to satisfy either the 75% gross income test or the 95% gross income test discussed below, but still maintains its qualification as a REIT because other requirements are met, the Company will be subject to a tax equal to the gross income attributable to the greater of either (1) the amount by which 75% of the Company’s gross income exceeds the amount of the Company’s income qualifying under the 75% test for the taxable year or (2) the amount by which 90% of the Company’s gross income exceeds the amount of the Company’s income qualifying for the 95% income test for the taxable year, multiplied by a fraction intended to reflect the Company’s profitability. Sixth, if the Company should fail to distribute during each calendar year at least the sum of (i) 85% of its REIT ordinary income for such year, (ii) 95% of its REIT capital gain net income for such year, and (iii) any undistributed taxable income from prior years, it will be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed. Seventh, the Company will be subject to a 100% penalty tax on some payments it receives (or on certain expenses deducted by a taxable REIT subsidiary) if arrangements among the Company, its tenants, and the Company’s taxable REIT subsidiaries are not comparable to similar arrangements among unrelated parties. Eighth, when assets are acquired from a “C” corporation in a carryover basis transaction, the “C” corporation is generally required to recognize gain with respect to the assets’ “built-in gain.” Built-in gain is the amount by which an asset’s fair market value exceeds its adjusted basis. If the Company was the successor to these acquired entities, the Company would be liable for any tax owed by them as a result of the recognition of built-in gain. Applicable treasury regulations, however, allow an acquiring REIT, such as the Company, to avoid the recognition of gain and the imposition of corporate level tax on a built-in gain asset acquired in a carryover basis transaction from a “C” corporation on or after January 2, 2002 unless and until the acquiring REIT disposes of that built-in gain asset in a taxable transaction during the 10-year period following the asset’s acquisition (the “Recognition Period”), at which time the acquiring REIT would recognize, and would be subject to the highest regular corporate rate of tax on, the built-in gain.

In addition, the Management Company is taxed on its income at regular corporate rates.

Requirements for Qualification

A REIT is defined in the Code as a corporation, trust or association: (1) which is managed by one or more trustees or directors; (2) the beneficial ownership of which is evidenced by transferable shares or by transferable certificates of beneficial interest; (3) which would be taxable as a domestic corporation, but for Sections 856 through 859 of the Code; (4) which is neither a financial institution nor an insurance company subject to certain provisions of the Code; (5) the beneficial ownership of which is held by 100 or more persons (determined without reference to any rules of attribution); (6) not more than 50% in value of the outstanding stock of which is owned during the last half of each taxable year, directly or indirectly, by or for “five or fewer” individuals (as defined in the Code to include certain entities); (7) which meets certain income and asset tests described below and (8) which makes an election to be a REIT for the current taxable year or has made such an election for a previous taxable year which has not been terminated or revoked. Conditions (1) to (4), inclusive, must be met during the entire taxable year and condition (5) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. The Company has previously issued sufficient shares to allow it to satisfy conditions (5) and (6). The Company’s articles of incorporation provide restrictions regarding the transfer of its shares which are intended to assist the Company in continuing to satisfy the stock ownership requirements described in (5) and (6) above. Moreover, for the Company’s taxable years commencing on or after January 1, 1998, if the Company complies with regulatory rules pursuant to which it is required to send annual letters to certain of its shareholders requesting information regarding the actual ownership of its stock, but does not know, or exercising reasonable diligence would not have known, whether it failed to meet the requirement that it not be closely held, the Company will be treated as having met the “five or fewer” requirement. If the Company were to fail to comply with these regulatory rules for any year, it would be subject to a $25,000 penalty. If the Company’s failure to comply was due to intentional disregard of the requirements, the penalty would be increased to $50,000. However, if the Company’s failure to comply was due to reasonable cause and not willful neglect, no penalty would be imposed.

In addition, the Company must satisfy all relevant filing and other administrative requirements established by the IRS that must be met to elect and maintain REIT status, use a calendar year for federal income tax purposes, and comply with the recordkeeping requirements of the Code and regulations promulgated thereunder.

The Company owns its properties through its operating partnership, Regency Centers, L.P. (the “Partnership”), of which the Company is the general partner and a Company subsidiary is the principal limited partner. The former owners of certain Partnership properties and certain investment funds also are limited partners. The Company presently owns certain of its properties indirectly through other partnerships and limited liability companies (collectively with the Partnership, the “Property Partnerships”), of which the partners are the Partnership and certain third parties. In the case of a REIT which is a partner in a partnership either directly or indirectly through a qualified REIT subsidiary, Treasury Regulations provide that the REIT will be deemed to own its proportionate share of the assets of the partnership and will be deemed to be entitled to the income of the partnership attributable to such share. In addition, the character of the assets and gross income of the partnership will retain the same character in the hands of the REIT for purposes of Section 856 of the Code, including satisfying the gross income tests and asset tests. Thus, the Company’s proportionate share of the assets, liabilities and items of income of the Property Partnerships (other than certain properties held by the Management Company), is treated as assets, liabilities and items of income of the Company for purposes of applying the requirements described below.

The Company believes that each of the Property Partnerships in which it owns an interest, directly or through another partnership or limited liability company, will be treated as partnerships or disregarded for federal income tax purposes and will not be taxable as corporations. If any of these entities were treated as a corporation, it would be subject to an entity level tax on its income and the Company could fail to meet the REIT income and asset tests. For a discussion of the tax consequences of failure to qualify as a real estate investment trust, see  “—Failure to Qualify.”

If a REIT owns a corporate subsidiary that is a “qualified REIT subsidiary,” the separate existence of that subsidiary will be disregarded for federal income tax purposes. Generally, a qualified REIT subsidiary is a corporation, other than a taxable REIT subsidiary (discussed below), all of the capital stock of which is owned by the REIT. All assets, liabilities and items of income, deduction and credit of the qualified REIT subsidiary will be treated as assets, liabilities and items of income, deduction and credit of the REIT itself. A qualified REIT subsidiary of Company will not be subject to federal corporate income taxation, although it may be subject to state and local taxation in some states. Although in the past the Company owned some of its properties indirectly through qualified REIT subsidiaries, at the present time, the Company does not utilize any qualified REIT subsidiaries.

A “taxable REIT subsidiary” of the Company is a corporation in which the Company directly or indirectly owns stock and that elects, together with the Company, to be treated as a taxable REIT subsidiary under Section 856(l) of the Code. In addition, if a taxable REIT subsidiary of the Company owns, directly or indirectly, securities representing 35% or more of the vote or value of a subsidiary corporation, that subsidiary will also be treated as a taxable REIT subsidiary of the Company. A taxable REIT subsidiary is a corporation subject to federal income tax, and state and local income tax where applicable, as a regular “C” corporation.

Generally, a taxable REIT subsidiary can perform some impermissible tenant services without causing the Company to receive impermissible tenant services income under the REIT income tests. However, several provisions regarding the arrangements between a REIT and its taxable REIT subsidiaries are intended to ensure that a taxable REIT subsidiary will be subject to an appropriate level of federal income taxation. For example, a taxable REIT subsidiary is limited in its ability to deduct interest payments made to the Company. In addition, a REIT will be obligated to pay a 100% penalty tax on some payments that it receives or on certain expenses deducted by the taxable REIT subsidiary if the economic arrangements between the REIT, the REIT’s tenants and the taxable REIT subsidiary are not comparable to similar arrangements among unrelated parties.

The Management Company has made an election to be treated as a taxable REIT subsidiary of the Company.

Income Tests

In order for the Company to maintain its qualification as a REIT, it must satisfy two gross income requirements annually. First, at least 75% of the Company’s gross income (excluding gross income from prohibited transactions) for each taxable year must be derived directly or indirectly from investments relating to real property or mortgages on real property, including “rents from real property”, gains on the disposition of real estate, dividends paid by another REIT and interest on obligations secured by mortgages on real property or on interests in real property or from certain types of temporary investments.

Second, at least 95% of the Company’s gross income (excluding gross income from prohibited transactions) for each taxable year must be derived from income qualifying under the 75% test, dividends, interest, some payments under hedging instruments, gain from the sale or disposition of stock, securities or some hedging instruments, or from any combination of these sources.

Rents received by the Company qualify as “rents from real property” in satisfying the gross income requirements for a REIT described above only if the following conditions are met. First, the amount of rent must not be based in whole or in part on the income or profits derived by any person from such property, although an amount received or accrued generally will not be excluded from the term “rents from real property” solely by reason of being based on a fixed percentage or percentages of receipts or sales. The Company does not anticipate charging rent for any portion of any property that is based in whole or in part on the income or profits of any person (except by reason of being based on a percentage of receipts for sales, which is permitted by the Code). Second, rents received from a “related party tenant” will not qualify as rents from real property in satisfying the gross income tests unless the tenant is a taxable REIT subsidiary and at least 90% of the property is leased to unrelated tenants and the rent paid by the taxable REIT subsidiary is substantially comparable to the rent paid by the unrelated tenants for comparable space. A tenant is a related party tenant if the REIT, or an actual or constructive owner of 10% or more of the REIT, actually or constructively owns 10% or more of the tenant. The Company does not anticipate receiving rents from such a tenant. Additionally, pursuant to the articles of incorporation, Related Tenant Owners are prohibited from acquiring constructive ownership of more than 9.8% by value of the Company. Third, rent attributable to personal property leased in connection with a lease of real property will not qualify if it is greater than 15% of the total rent received under the lease. Fourth, for rents to qualify as rents from real property for the purpose of satisfying the gross income tests, the Company is generally only allowed directly to provide services that are “usually or customarily rendered” in connection with the rental of real property and not otherwise considered “rendered to the occupant.” Accordingly, the Company may not provide “impermissible services” to tenants (except through a taxable REIT subsidiary, or through an independent contractor that bears the expenses of providing the services and from whom the Company derives no revenue) without giving rise to “impermissible tenant service income,” which is nonqualifying income for purposes of the income tests. For this purpose, the amount that the Company would be deemed to have received for performing any “impermissible services” will be the greater of the actual amount so received or 150% of the direct cost to the Company of providing those services. If impermissible tenant service income exceeds 1% of the Company’s total income from a property, all of the income from that property will fail to qualify as rents from real property. If the total amount of impermissible tenant service income from a property does not exceed 1% of the Company’s total income from the property, the services will not “taint” the other income from the property (that is, they will not cause the rent paid by tenants of that property to fail to qualify itself as rents from real property), but the impermissible tenant service income will not qualify as rents from real property. The Company provides certain services with respect to the properties that the Company believes complies with the “usually or customarily rendered” requirement. The Company will hire independent contractors from whom the Company derives no income to perform such services or utilize the Management Company to perform such services, to the extent that the performance of such services by the Company would cause amounts received from its tenants to be excluded from rents from real property.

The term “interest” generally does not include any amount received or accrued (directly or indirectly) if the determination of such amount depends in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term “interest” solely by reason of being based on a fixed percentage or percentages of receipts or sales. The Company does not expect to derive significant amounts of interest that would fail to qualify under the 75% and 95% gross income tests.

The Company’s share of any dividends received from corporate subsidiaries (and from other corporations in which the Company owns an interest) will qualify for purposes of the 95% gross income test but not for purposes of the 75% gross income test. The Company does not anticipate that it will receive sufficient dividends to cause the Company to exceed the limit on nonqualifying income under the 75% gross income test.

It is possible that, from time to time, the Company or the Partnership will enter into hedging transactions with respect to one or more of its assets or liabilities. Any such hedging transactions could take a variety of forms. If the Company or the Partnership enters into an interest rate swap or cap contract to hedge any variable rate indebtedness incurred to acquire or carry real estate assets, any periodic income or gain from the disposition of such contract should be qualifying income for purposes of the 95% gross income test but not for the 75% gross income test. For the Company’s taxable year which begins on January 1, 1998, and for all taxable years thereafter, income from hedging transactions which is qualifying income for the 95% gross income test also includes payments to the Company under an option, futures contract, forward rate agreement, or any similar financial instrument. To the extent that the Company or the Partnership hedges with other types of financial instruments or in other situations, it may not be entirely clear how the income from those transactions will be treated for purposes of the various income tests that apply to REITs under the Code. The Company intends to structure any hedging transactions in a manner that does not jeopardize its status as a REIT.

The Management Company receives fees in consideration of the performance of management and administrative services with respect to properties that are not owned by the Company and earns income from the acquisition, development and resale of real estate. Distributions received by the Company from the Management Company of its earnings do not qualify under the 75% gross income test. The Company believes that the aggregate amount of the distributions from the Management Company together with all other non-qualifying income in any taxable year will not cause the Company to exceed the limits on non-qualifying income under the 75% and 95% gross income tests.

The Company believes that it has satisfied the 75% and 95% gross income tests for taxable years ended prior to the date of this prospectus and intends to operate in such a manner so as to satisfy such tests in the future. If the Company fails to satisfy one or both of the 75% or 95% gross income tests for any taxable year, it may nevertheless qualify as a REIT for such year if it is entitled to relief under certain provisions of the Code. These relief provisions generally will be available if the Company’s failure to meet such tests was due to reasonable cause and not due to willful neglect, the Company attaches a schedule of the sources of its income to its federal income tax return, and any incorrect information on the schedule was not due to fraud with intent to evade tax. It is not possible to state whether in all circumstances the Company would be entitled to the benefit of those relief provisions. As discussed above, even if those relief provisions apply, a tax would be imposed with respect to the excess net income.

If the Company has net income from “prohibited transactions,” that income will be subject to a 100% tax. In general, prohibited transactions are sales or other dispositions of property held primarily for sale to customers in the ordinary course of business. The determination as to whether a particular sale is a prohibited transaction depends on the facts and circumstances related to that sale. While the Company has undertaken a significant number of asset sales in recent years, the Company does not believe that those sales should be considered prohibited transactions, but there can be no assurance that the IRS would not contend otherwise.

Asset Tests

The Company, at the close of each quarter of its taxable year, must also satisfy four tests relating to the nature of its assets. First, at least 75% of the value of the Company’s total assets must be represented by real estate assets (including (i) its allocable share of real estate assets which are held by the Partnership or other Property Partnerships or which are held by “qualified REIT subsidiaries” of the Company and (ii) stock or debt instruments held for not more than one year purchased with the proceeds of a stock offering or long-term (at least five years) debt offering of the Company), cash, cash items and government securities. Second, not more than 25% of the value of the Company’s total assets may be represented by securities other than those in the 75% asset class. Third, except for equity investments in REITs, qualified REIT subsidiaries, or taxable REIT subsidiaries or other securities that qualify as “real estate assets” for purposes of the 75% test described above, (a) the value of any one issuer’s securities that the Company owns may not exceed 5% of the value of the Company’s total assets; (b) the Company may not own more than 10% of any one issuer’s outstanding voting securities; and (c) the Company may not own more than 10% of the value of the outstanding securities of any one issuer. For purposes of the 10% value test, securities which qualify as “straight debt” are not taken into account if (a) the issuer is an individual, (b) the only securities of such issuer which are held by the REIT or a taxable REIT subsidiary are straight debt or (c) the issuer is a partnership and the REIT owns at least a 20% profits interest in the partnership. Straight debt means any written unconditional promise to pay on demand or on a specified date a sum certain in money if (a) the interest rate (and the interest payment dates) are not contingent on profits, the borrower’s discretion or similar factors and (b) the instrument is not convertible. Fourth, no more than 20% of the value of the Company’s total assets may be comprised of securities of one or more taxable REIT subsidiaries.

The Partnership owns 100% of the outstanding capital stock of the Management Company. The Company believes that the aggregate value of the Management Company does not exceed 20% of the aggregate value of the Company’s gross assets. As of each relevant testing date prior to the election to treat the Management Company as a taxable REIT subsidiary, which election first became available as of January 1, 2001, the Company believes it did not own more than 10% of the voting securities of the Management Company. In addition, the Company believes that as of each relevant testing date prior to the election to treat the Management Company as a taxable REIT subsidiary of the Company, the Company’s pro rata share of the value of the securities, including debt, of the Management Company did not exceed 5% of the total value of the Company’s assets. No independent appraisals have been obtained to support the Company’s estimate of value, however, and Foley & Lardner, in issuing its opinion on the Company’s qualification as a REIT, is relying on the Company’s representation as to the limited value of the interests in the Management Company.

After initially meeting the asset tests at the close of any quarter, the Company will not lose its status as a REIT if it fails to satisfy the 25%, 20%, and 5% asset tests and the 10% value limitation at the end of a later quarter solely by reason of changes in the relative values of the Company’s assets. If the failure to satisfy the

25%, 20%, or 5% asset tests or the 10% value limitation results from an acquisition of securities or other property during a quarter, the failure can be cured by disposition of sufficient nonqualifying assets within 30 days after the close of that quarter. The Company intends to maintain adequate records of the value of its assets to maintain compliance with the asset tests and would attempt to take any available actions within 30 days after the close of any quarter in an effort to cure any noncompliance with the 25%, 20%, or 5% asset tests or 10% value limitation of which it becomes aware within that period. If the Company failed to cure noncompliance with the asset tests within this time period, it would cease to qualify as a REIT. See “—Failure to Qualify.”

Annual Distribution Requirements

The Company, in order to qualify as a REIT, is required to distribute dividends (other than capital gains dividends) to its shareholders in an amount at least equal to: (a) the sum of (i) 90% of the Company’s “REIT taxable income” (computed without regard to the dividends paid deduction and the Company’s net capital gain) and (ii) 90% of the net income (after tax), if any, from foreclosure property; minus (b) the sum of certain items of non-cash income. In addition, if during the applicable Recognition Period, the Company disposes of any asset with built-in-gain, the Company will be required to distribute at least 90% of the built-in-gain (after tax), if any, recognized on the disposition of such asset. Such distribution must be paid in the taxable year to which it relates, or in the following taxable year if declared before the Company timely files its tax return for such prior year and if paid on or before the first regular dividend payment date after such declaration. To the extent that the Company does not distribute all of its net capital gain or distributes at least 90%, but less than 100%, of its “REIT taxable income,” as adjusted, it will be subject to tax thereon at regular ordinary and capital gains corporate tax rates. The Company may elect to retain, rather than distribute as a capital gain dividend, its net long-term capital gains. If the Company makes this election, a “Capital Gains Designation,” the Company would pay tax on its retained net long-term capital gains. In addition, to the extent the Company makes a Capital Gains Designation, a U.S. Shareholder generally would: (i) include its proportionate share of the Company’s undistributed long-term capital gains in computing its long-term capital gains in its return for its taxable year in which the last day of the Company’s taxable year falls (subject to certain limitations as to the amount that is includable); (ii) be deemed to have paid the capital gains tax imposed on the Company on the designated amounts included in the U.S. Shareholder’s long-term capital gains; (iii) receive a credit or refund for the amount of tax deemed paid by it; (iv) increase the adjusted basis of its shares by the difference between the amount of includable gains and the tax deemed to have been paid by it; and (v) in the case of a U.S. Shareholder that is a corporation, appropriately adjust its earnings and profits for the retained capital gains in accordance with Treasury Regulations to be prescribed by the IRS. If the Company should fail to distribute during each calendar year at least the sum of (i) 85% of its REIT ordinary income for such year, (ii) 95% of its REIT capital gain income for such year and (iii) any undistributed taxable income from prior periods, the Company will be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed.

The Company intends to make timely distributions sufficient to satisfy this annual distribution requirement in the future. It is possible that the Company, from time to time, may not have sufficient cash or other liquid assets to meet the 90% distribution requirement due to timing differences between the actual receipt of income and the actual payment of deductible expenses and the inclusion of such income and deduction of such expenses in arriving at the taxable income of the Company, or if the amount of nondeductible expenses such as principal amortization or capital expenditures exceeds the amount of noncash deductions. In the event that such timing differences occur, in order to meet the 90% distribution requirement, the Company may find it necessary to arrange for short-term, or possibly long-term, borrowings to permit the payment of required dividends or to pay dividends in the form of taxable stock dividends.

Under certain circumstances, the Company may be able to rectify a failure to meet the distribution requirement for a certain year by paying “deficiency dividends” to shareholders in a later year, which may be included in the Company’s deduction for dividends paid for the earlier year. Thus, the Company may be able to avoid being taxed on amounts distributed as deficiency dividends; however, the Company will be required to pay to the IRS interest based upon the amount of any deduction taken for deficiency dividends.

Failure to Qualify

If the Company fails to qualify for taxation as a REIT in any taxable year, and the relief provisions do not apply, the Company will be subject to tax (including any applicable corporate alternative minimum tax) on its taxable income at regular corporate rates. Such a failure could have an adverse effect on the market value and marketability of the common stock. Distributions to shareholders in any year in which the Company fails to qualify will not be deductible by the Company nor will they be required to be made. In such event, to the extent of current and accumulated earnings and profits, all distributions to shareholders will be taxable to individual shareholders generally at preferential capital gain rates applicable to dividends through December 31, 2008, and otherwise, including to corporate distributees, as ordinary income. Subject to certain limitations of the Code, corporate distributees may be eligible for the dividends received deduction. Unless entitled to relief under specific statutory provisions, the Company will also be disqualified from taxation as a REIT for the four taxable years following the year during which qualification was lost. It is not possible to state whether the Company would be entitled to such statutory relief.

Taxation of Taxable Domestic Shareholders

As used in this section, the term U.S. shareholder means a holder of shares who is (i) a citizen or resident of the United States, (ii) a domestic corporation, partnership, limited liability company or other entity treated as a corporation or partnership for federal income tax purposes, (iii) an estate whose income is subject to U.S. federal income tax regardless of its source, or (iv) a trust if a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons have authority to control all substantial decisions of the trust.

So long as the Company qualifies as a REIT, distributions to U.S. shareholders out of the Company’s current or accumulated earnings and profits that are not designated as capital gain dividends generally will be taxable as ordinary income and will not be eligible for the dividends received deduction generally available for corporations. However, dividends, other than capital gain dividends, that are (i) attributable to income on which the Company was subject to tax in the previous taxable year at the corporate level, either because it did not distribute such income or such income consists of gains from certain assets acquired from C corporations, including as a result of the conversion of a C corporation to a REIT, or (ii) attributable to dividends received by the Company from non- REIT corporations, such as taxable REIT subsidiaries, during the current taxable year will be taxable, to the extent designated by the Company, to individual stockholders as net capital gain at the maximum rate of 15%. Distributions in excess of the Company’s current and accumulated earnings and profits will not be taxable to a U.S. shareholder to the extent that the distributions do not exceed the adjusted tax basis of the shareholder’s shares. Rather, the distributions will reduce the adjusted tax basis of the shares. Distributions that exceed the U.S. shareholder’s adjusted tax basis in the Company’s shares will be taxable as capital gains. For purposes of determining the portion of distributions on separate classes of shares that will be treated as dividends for U.S. federal income tax purposes, current or accumulated earnings and profits will be allocated to distributions resulting from priority rights of preferred shares before being allocated to other distributions. If the Company declares a dividend in October, November, or December of any year with a record date in one of these months and pays the dividend on or before January 31 of the following year, the Company will be treated as having paid the dividend, and the shareholder will be treated as having received the dividend, on December 31 of the year in which the dividend was declared. Shareholders may not include in their own income tax returns any of our net operating losses or capital losses.

The Company may elect to designate distributions of the Company’s net capital gain as “capital gain dividends.” Capital gain dividends are taxed to shareholders as gain from the sale or exchange of a capital asset held for more than one year, without regard to how long the U.S. shareholder has held the Company’s shares. Designations that the Company makes only will be effective to the extent that they comply with Revenue Ruling 89-81, which requires that distributions made to different classes of shares be composed proportionately of dividends of a particular type. If the Company designates any portion of a dividend as a capital gain dividend, a U.S. shareholder will receive an Internal Revenue Service Form 1099-DIV indicating the amount that will be taxable to the shareholder as capital gain. Corporate shareholders, however, may be required to treat up to 20% of capital gain dividends as ordinary income.

Instead of paying capital gain dividends, the Company may designate all or part of its net capital gain as “undistributed capital gain.” The Company will be subject to tax at regular corporate rates on any undistributed capital gain. A U.S. shareholder (1) will include in its income as long-term capital gains its proportionate share of such undistributed capital gains and (2) will be deemed to have paid its proportionate share of the tax paid by the Company on such undistributed capital gains and receive a credit or refund to the extent that the tax the Company paid exceeds the U.S. shareholder’s tax liability on the undistributed capital gain and (3) in the case of a U.S. shareholder that is a corporation, appropriately adjust its earnings and profits for the retained capital gains in accordance with Treasury Regulations to be prescribed by the IRS. A U.S. shareholder will increase the basis in its common shares by the difference between the amount of capital gain included in its income and the amount of tax it is deemed to have paid. The Company’s earnings and profits will be adjusted appropriately.

The Company will classify portions of any designated capital gain dividend or undistributed capital gain as either: (1) a 15% rate gain distribution, which would be taxable to non-corporate U.S. shareholders at a maximum rate of 15%; or (2) an “unrecaptured Section 1250 gain” distribution, which would be taxable to non-corporate U.S. shareholders at a maximum rate of 25%. The Company must determine the maximum amounts that it may designate as 15% and 25% rate capital gain dividends by performing the computation required by the Code as if the Company were an individual whose ordinary income were subject to a marginal tax rate of at least 28%.

Distributions that the Company makes and gain arising from the sale or exchange by a U.S. shareholder of the Company’s shares will not be treated as passive activity income, and as a result, U.S. shareholders generally will not be able to apply any “passive losses” against this income or gain. In addition, taxable distributions from the Company generally will be treated as investment income for purposes of the investment interest limitations. A U.S. shareholder may elect to treat capital gain dividends and capital gains from the disposition of shares as investment income for purposes of the investment interest limitation, in which case the applicable capital gains will be taxed at ordinary income rates. The Company will notify shareholders regarding the portions of distributions for each year that constitute ordinary income, return of capital, capital gain or represent tax preference items to be taken into account for purposes of computing the alternative minimum tax liability of the shareholders. U.S. shareholders may not include in their individual income tax returns any of the Company’s net operating losses or capital losses. The Company’s operating or capital losses would be carried over by the Company for potential offset against future income, subject to applicable limitations.

Upon any taxable sale or other disposition of shares, a U.S. shareholder will recognize gain or loss for federal income tax purposes in an amount equal to the difference between: (1) the amount of cash and the fair market value of any property received on the sale or other disposition and (2) the holder’s adjusted tax basis in the shares for tax purposes.

This gain or loss will be a capital gain or loss. The applicable tax rate will depend on the shareholder’s holding period for the asset (generally, if an asset has been held for more than one year it will produce long-term capital gain) and the shareholder’s tax bracket. The Internal Revenue Service has the authority to prescribe, but has not yet prescribed, regulations that would apply a capital gain tax rate of 25% (which is generally higher than the long-term capital gain tax rates for noncorporate shareholders) to a portion of capital gain realized by a noncorporate shareholder on the sale of REIT shares that would correspond to the REIT’s “unrecaptured Section 1250 gain.” Shareholders are urged to consult with their tax advisors with respect to their capital gain tax liability. A corporate U.S. shareholder will be subject to tax at a maximum rate of 35% on capital gain from the sale of the Company’s shares. In general, any loss recognized by a U.S. shareholder upon the sale or other disposition of shares that have been held for six months or less, after applying the holding period rules, will be treated as a long-term capital loss, to the extent of distributions received by the U.S. shareholder from the Company that were required to be treated as long-term capital gains.

Taxation of Tax-Exempt Shareholders

Provided that a tax-exempt shareholder has not held its common shares as “debt financed property” within the meaning of the Code and the shares are not otherwise used in a trade or business, distributions from the Company will not be unrelated business taxable income, referred to as UBTI, to a tax-exempt shareholder. Similarly, income from the sale of shares will not constitute UBTI unless the tax-exempt shareholder has held its shares as debt financed property within the meaning of the Code or has used the shares in a trade or business.

However, for tax-exempt shareholders that are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts or qualified group legal services plans exempt from federal income taxation under Sections 501(c)(7), (c)(9), (c)(17) and (c)(20) of the Code, respectively, or a single parent title-holding corporation exempt under Section 501(c)(2) the income of which is payable to any of the aforementioned tax-exempt organizations, income from an investment in the Company will constitute UBTI unless the organization properly sets aside or reserves such amounts for purposes specified in the Code. These tax-exempt shareholders should consult their tax advisors concerning these “set aside” and reserve requirements.

Notwithstanding the above, however, a portion of the dividends paid by a “pension held REIT” are treated as UBTI if received by any trust which is described in Section 401(a) of the Code, is tax-exempt under Section 501(a) of the Internal Revenue Code, and holds more than 10%, by value, of the equity interests in the REIT. Tax-exempt pension funds that are described in Section 401(a) of the Internal Revenue Code are referred to below as “pension trusts.”

A REIT is a pension held REIT if it meets the following two tests: (1) it qualified as a REIT only by reason of Section 856(h)(3) of the Code, which provides that stock owned by pension trusts will be treated, for purposes of determining if the REIT is closely held, as owned by the beneficiaries of the trust rather than by the trust itself; and (2) either (a) at least one pension trust holds more than 25% of the value of the REIT’s stock, or (b) a group of pension trusts each individually holding more than 10% of the value of the REIT’s shares, collectively owns more than 50% of the value of the REIT’s shares.

The percentage of any REIT dividend from a “pension held REIT” treated as UBTI is equal to the ratio of the gross income of the REIT from unrelated trades or businesses less direct expenses related to this gross income, treating the REIT as if it were a pension trust and therefore subject to tax on UBTI, to the total gross income of the REIT less direct expenses related to the total gross income. An exception applies where the percentage is less than 5% for any year. The provisions requiring pension trusts to treat a portion of REIT distributions as UBTI will not apply if the REIT is able to satisfy the “not closely held requirement” without relying upon the “look-through” exception for pension trusts. Based on both the Company’s current share ownership and the limitations on transfer and ownership of shares contained in the Company’s organizational documents, we do not expect to be classified as a pension held REIT.

U.S. Taxation of Non-U.S. Shareholders

As used in this section, the terms “non-U.S. shareholder” means a holder of shares that is not a U.S. person for U.S. federal income tax purposes. The Company’s distributions to a non-U.S. shareholder that are neither attributable to gain from sales or exchanges by the Company of “U.S. real property interests” nor designated by the Company as capital gains dividends will be treated as dividends of ordinary income to the extent that they are made out of the Company’s current or accumulated earnings and profits. These distributions ordinarily will be subject to withholding of U.S. federal income tax on a gross basis at a rate of 30%, or a lower rate as permitted under an applicable income tax treaty, unless the dividends are treated as effectively connected with the conduct by the non-U.S. shareholder of a U.S. trade or business. Under some treaties, however, lower withholding rates generally applicable to dividends do not apply to dividends from REITs. Applicable certification and disclosure requirements must be satisfied to be exempt from withholding under the effectively connected income exemption. Dividends that are effectively connected with a trade or business will be subject to tax on a net basis, that is, after allowance for deductions, at graduated rates, in the same manner as U.S. shareholders are taxed with respect to these dividends, and are generally not subject to withholding. Any dividends received by a corporate non-U.S. shareholder that is engaged in a U.S. trade or business also may be subject to an additional branch profits tax at a 30% rate, or lower applicable treaty rate.

Distributions in excess of current and accumulated earnings and profits that exceed the non-U.S. shareholder’s basis in the Company’s shares will be taxable to a non-U.S. shareholder as gain from the sale of shares, which is discussed below. Distributions in excess of current or accumulated earnings and profits of the Company that do not exceed the adjusted tax basis of the non-U.S. shareholder in the Company’s shares will reduce the non-U.S. shareholder’s adjusted tax basis in the shares and will not be subject to U.S. federal income tax, but will be subject to U.S. withholding tax as described below.

The Company expects to withhold U.S. income tax at the rate of 30% on any dividend distributions (including distributions that later may be determined to have been in excess of current and accumulated earnings and profits) made to a non-U.S. shareholder unless: (1) a lower treaty rate applies and the non-U.S. shareholder files an Internal Revenue Service Form W-8BEN evidencing eligibility for that reduced treaty rate with the Company; or (2) the non-U.S. shareholder files an Internal Revenue Service Form W-8ECI with the Company claiming that the distribution is effectively connected income.

The Company may be required to withhold at least 10% of any distribution in excess of the Company’s current and accumulated earnings and profits, even if a lower treaty rate applies and the non-U.S. shareholder is not liable for tax on the receipt of that distribution. However, a non-U.S. shareholder may seek a refund of these amounts from the Internal Revenue Service if the non-U.S. shareholder’s U.S. tax liability with respect to the distribution is less than the amount withheld.

Distributions to a non-U.S. shareholder that the Company designates at the time of the distribution as capital gain dividends, other than those arising from the disposition of a U.S. real property interest, generally should not be subject to U.S. federal income taxation unless: (1) the investment in the shares is effectively connected with the conduct of the non-U.S. shareholder’s U.S. trade or business, in which case the non-U.S. shareholder will be subject to the same treatment as U.S. shareholders on any gain, except that a shareholder that is a foreign corporation also may be subject to the 30% branch profits tax, as discussed above, or (2) the non-U.S. shareholder is a nonresident alien individual who is present in the U.S. for 183 days or more during the taxable year and has a “tax home” in the U.S., in which case the nonresident alien individual will be subject to a 30% tax on the individual’s capital gains.

Under the Foreign Investment in Real Property Tax Act, which is referred to as “FIRPTA,” distributions to a non-U.S. shareholder that are attributable to gain from sales or exchanges by the Company of U.S. real property interests, whether or not designated as a capital gain dividend, will cause the non-U.S. shareholder to be treated as recognizing gain that is income effectively connected with a U.S. trade or business. Non-U.S. shareholders will be taxed on this gain at the same rates applicable to U.S. shareholders, subject to a special alternative minimum tax in the case of nonresident alien individuals. Also, this gain may be subject to a 30% branch profits tax in the hands of a non-U.S. shareholder that is a corporation.

The Company will be required to withhold and remit to the Internal Revenue Service 35% of any distributions to foreign shareholders that are designated as capital gain dividends, or, if greater, 35% of a distribution that could have been designated as a capital gain dividend. Distributions can be designated as capital gains to the extent of the Company’s net capital gain for the taxable year of the distribution. The amount withheld is creditable against the non-U.S. shareholder’s United States federal income tax liability.

Although the law is not clear on the matter, it appears that amounts the Company designates as undistributed capital gains in respect of the common shares held by U.S. shareholders generally should be treated for non-U.S. shareholders in the same manner as actual distributions by the Company of capital gain dividends. Under that approach, the non-U.S. shareholders would be able to offset as a credit against their United States federal income tax liability resulting from reporting the capital gain their proportionate share of the tax paid by the Company on the undistributed capital gains, and to receive from the Internal Revenue Service a refund to the extent their proportionate share of this tax paid by the Company were to exceed their actual United States federal income tax liability.

Gain recognized by a non-U.S. shareholder upon the sale or exchange of the Company’s shares generally would not be subject to United States taxation unless: (1) the investment in the Company’s shares is effectively connected with the conduct of the non-U.S. shareholder’s U.S. trade or business, in which case the non-U.S. shareholder will be subject to the same treatment as domestic shareholders as to any gain; (2) the non-U.S. shareholder is a nonresident alien individual who is present in the United States for 183 days or more during the taxable year and has a tax home in the United States, in which case the nonresident alien individual will be subject to a 30% tax on the individual’s net capital gains for the taxable year; or (3) the Company’s shares constitute a U.S. real property interest within the meaning of FIRPTA, as described below.

The Company’s shares will not constitute a U.S. real property interest if the Company is a domestically controlled REIT. The Company will be a domestically-controlled REIT if, at all times during the 5 year period, preceding a sale or exchange of stock, less than 50% in value of the Company’s stock is held directly or indirectly by non-U.S. shareholders. The Company believes that it currently is not a domestically controlled REIT because Security Capital U.S. Realty, a foreign company, beneficially owned in excess of 50% in value of the Company’s shares until January 16, 2001, when beneficial ownership of those shares was acquired by Security Capital Group Incorporated, a Maryland corporation. Therefore, the sale of the Company’s shares may currently be subject to taxation under FIRPTA. The Company believes, however, that at the present time less than 50% in value of the Company’s stock is held directly or indirectly by non-U.S. shareholders and hence, the Company may become domestically-controlled in the future. Because the Company’s shares are publicly traded, however, the Company cannot guarantee that the Company will become a domestically controlled REIT. Even if the Company does not qualify as a domestically controlled REIT at the time a non-U.S. shareholder sells the Company’s shares, gain arising from the sale still would not be subject to FIRPTA tax if: (1) the class or series of shares sold is considered regularly traded under applicable treasury regulations on an established securities market, such as the NYSE; and (2) the selling non-U.S. shareholder owned, actually or constructively, 5% or less in value of the outstanding class or series of shares being sold throughout the five-year period ending on the date of the sale or exchange.

If gain on the sale or exchange of the Company’s shares were subject to taxation under FIRPTA, the non-U.S. shareholder would be subject to regular U.S. income tax as to any gain in the same manner as a taxable U.S. shareholder, subject to any applicable alternative minimum tax and special alternative minimum tax in the case of nonresident alien individuals.

Other Tax Consequences

The Company and its security holders may be subject to state or local taxation in various state or local jurisdictions, including those in which it or they transact business or reside. The state and local tax treatment of the Company and its security holders may not conform to the federal income tax consequences discussed above. Consequently, prospective security holders should consult their own tax advisors regarding the effect of state and local tax laws on an investment in the Company.

Backup Withholding

U.S. Shareholders

The Company will report to its domestic shareholders and to the IRS the amount of dividends paid during each calendar year, and the amount of tax withheld, if any. Under the backup withholding rules, a shareholder may be subject to backup withholding with respect to dividends paid unless such shareholder (a) is a corporation or another form of entity exempt from backup withholding and, when required, demonstrates this fact, or (b) provides a taxpayer identification number, certifies to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. A shareholder that does not provide the Company with a correct taxpayer identification number may also be subject to penalties imposed by the IRS. Any amount paid as backup withholding will be creditable against the shareholder’s income tax liability. In addition, the Company may be required to withhold a portion of capital gain distributions to any shareholders who fail to certify their non-foreign status to the Company.

Non-U.S. Shareholders

Generally, information reporting will apply to payments of distributions on the Company’s shares, and backup withholding may apply, unless the payee certifies that it is not a U.S. person or otherwise establishes an exemption.

The payment of the proceeds from the disposition of Company shares to or through the U.S. office of a U.S. or foreign broker will be subject to information reporting and, possibly, backup withholding unless the non-U.S. shareholder certifies as to its non-U.S. status or otherwise establishes an exemption, provided that the broker does not have actual knowledge that the shareholder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied. The proceeds of the disposition by a non-U.S. shareholder of Company shares to or through a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, if the broker is a U.S. person, a controlled foreign corporation for U.S. tax purposes, or a foreign person 50% or more of whose gross income from all sources for specified periods is from activities that are effectively connected with a U.S. trade or business, information reporting generally will apply unless the broker has documentary evidence as to the non-U.S. shareholder’s foreign status and has no actual knowledge to the contrary.

Applicable treasury regulations provide presumptions regarding the status of shareholders when payments to the shareholders cannot be reliably associated with appropriate documentation provided to the payer. Because the application of these treasury regulations varies depending on the shareholder’s particular circumstances, you are urged to consult your tax advisor regarding the information reporting requirements applicable to you.

UNDERWRITING

Citigroup Global Markets Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as joint book-runners, are acting as representatives of each of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated as of the date of this prospectus supplement, the underwriters have severally agreed to purchase, and we have agreed to sell to the underwriters, the respective number of shares of our common stock set forth opposite each underwriter’s name below.

Underwriter	Number of Shares
Citigroup Global Markets Inc.
Merrill Lynch, Pierce, Fenner & Smith Incorporated

Wachovia Capital Markets, LLC
Raymond James & Associates, Inc.
Total

The underwriting agreement provides that the obligation of the underwriters to purchase the shares in this offering is subject to approval of legal matters by counsel and other conditions. The underwriters are obligated to purchase all the shares if any of the shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

The underwriters propose to offer the shares to the public directly at the public offering price set forth on the cover page of this prospectus supplement and to dealers at that price less a concession not in excess of $             per share. The underwriters may allow, and the dealers may reallow, a discount not in excess of $             per share to other dealers. If all of the shares are not sold to the public at the initial public offering price, the underwriters may change the public offering price and the other selling terms.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus supplement, to purchase up to                      additional common shares at the public offering price less the underwriting discount and less an amount per share equal to the distributions payable by us during the 30-day period on common stock initially purchased by the underwriters to the extent the distributions are not also payable on the shares to be purchased upon the exercise of the over-allotment option. The underwriters may exercise the option solely for the purpose of covering over allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must purchase a number of additional shares approximately proportionate to that underwriter’s initial purchase commitment.

We and each of our executive officers and directors have agreed that, for a period of 60 days from the date of this prospectus supplement, we and they will not, without the prior written consent of the representatives, dispose of or hedge any shares of our common stock or any securities convertible into or exchangeable for our common stock, subject to certain exceptions. The representatives in their joint discretion may release any of the securities subject to these lock-up agreements at any time without notice.

Our common stock is listed on the New York Stock Exchange under the symbol “REG”.

The following table shows the underwriting discounts and commissions that we will pay to the underwriters in connection with this offering. Such amounts are shown assuming either no exercise or full exercise by the underwriters of their over-allotment option.

	No Exercise	Full Exercise (1)
Per share	$	$
Total	$	$

(1)	With respect to shares purchased pursuant to the over-allotment option, the table does not reflect an additional discount from the public offering price of $ per share (representing an aggregate additional discount of $.52 on such shares) for distributions payable by us during the 30-day option period on common stock initially purchased by the underwriters to the extent the distributions are not also payable on the shares to be purchased upon the exercise of the over-allotment option.

In connection with the offering, the underwriters may purchase and sell shares of our common stock in the open market. These transactions may include short sales, covering transactions and stabilizing transactions. Short sales involve sales of common stock in excess of the number of shares to be purchased by the underwriters in the offering, which creates a short position. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares from us in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the shares price at which they may purchase through the overallotment option. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of our common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the other underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Any of these activities may have the effect of preventing or retarding a decline in the market price of the common stock. They may also cause the price of the common stock to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the New York Stock Exchange or in the over-the-counter market, or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time without notice.

We estimate that our total expenses of this offering will be $            .

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

Certain of the underwriters have from time to time provided investment and commercial banking services to us and our affiliates, for which they have received customary fees and expenses. The underwriters may, from time to time engage in transactions with and perform services for us in the ordinary course of their business. In addition, certain of the underwriters have acted as underwriters in our offerings of preferred stock and debt.

EXPERTS

The consolidated financial statements and schedule of Regency Centers Corporation as of December 31, 2002 and 2001, and for each of the years in the three-year period ended December 31, 2002, have been incorporated by reference in this prospectus supplement and in the registration statement of which this prospectus supplement forms a part in reliance upon the reports of KPMG LLP, independent accountants, also incorporated by reference in this prospectus supplement, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the December 31, 2002 financial statements refers to Regency Centers’ adoption of Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long Lived Assets.”

VALIDITY OF COMMON STOCK

The validity of the shares offered hereby will be passed upon for us by Foley & Lardner, Jacksonville, Florida. Attorneys with Foley & Lardner representing Regency Centers with respect to this offering beneficially owned approximately 7,800 shares of common stock of Regency Centers as of the date of this prospectus supplement. The validity of the shares offered hereby will be passed upon for the underwriters by Sullivan & Cromwell LLP, New York, New York, who may rely on the advice of Foley & Lardner as to matters related to Florida law. Sullivan & Cromwell LLP has from time to time represented our independent directors.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and other reports and other information with the SEC. You may read and copy any document we file at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public from the SEC’s web site at www.sec.gov and our web site at www.regencycenters.com.

This prospectus supplement and the accompanying prospectus are part of a registration statement we filed with the SEC. The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus supplement and the accompanying prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference all documents we file pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus supplement and prior to completion of this offering. In addition, we incorporate by reference the following documents we have filed with the SEC (Exchange Act file number 1-12298) (but we do not incorporate by reference any documents that we furnish to but that are not deemed filed with the SEC):

•	Our annual report on Form 10-K for the year ended December 31, 2002.

•	Our quarterly reports on Form 10-Q for the quarters ended March 31 and June 30, 2003.

•	Current reports on Form 8-K filed with the SEC on April 10, 2003 and July 7, 2003.

You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

Ms. Diane Ortolano

Shareholder Communications

Regency Centers Corporation

121 W. Forsyth Street Suite 200

Jacksonville, FL 32202

(904) 598-7675

You should rely only on the information incorporated by reference or provided in this prospectus supplement and the accompanying prospectus. We have not authorized anyone else to provide you with different information. We are not making an offer of these shares in any state where the offer is not permitted. You should not assume that the information in this prospectus supplement and the accompanying prospectus is accurate as of any date other than the date on the front of those documents.

FORWARD-LOOKING INFORMATION

This prospectus supplement and the accompanying prospectus include and incorporate by reference forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Forward-looking statements are generally identifiable by use of the words “believe,” “expect,” “intend,” “anticipate,” “estimate,” “project” or similar expressions. Forward-looking statements are not guarantees of future performance and involve known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Such risks and uncertainties include, but are not limited to, those described under the caption “Risk Factors” in the accompanying prospectus and “Tax Risk Factors” elsewhere in this prospectus supplement as well as:

•	changes in national and local economic conditions;

•	financial difficulties of tenants;

•	competitive market conditions, including pricing of acquisitions and sales of properties and out-parcels;

•	changes in expected leasing activity and market rents;

•	timing of acquisitions, development starts and sales of properties and out-parcels;

•	our inability to exercise voting control over the joint ventures through which we own or develop some of our properties;

•	weather;

•	consequences of any armed conflict or terrorist attack against the United States;

•	the ability to obtain governmental approvals;

•	and meeting development schedules.

We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

PROSPECTUS

Regency Realty Corporation

Preferred Stock, Depositary Shares and Common Stock

Regency Realty Corporation (the “Company”), may offer from time to time, together or separately, in one or more series (a) shares of the Company’s preferred stock, par value $0.01 per share (“Preferred Stock”), (b) depositary shares representing entitlement to all rights and preferences of a fraction of a share of Preferred Stock of a specified series (“Depositary Shares”) and (c) shares of the Company’s common stock, par value $0.01 per share (“Common Stock”) (the Preferred Stock, Depositary Shares and Common Stock are collectively referred to as the “Securities”), separately or together, at an aggregate initial offering price not to exceed U.S. $400,000,000 (or the equivalent in foreign currencies or currency units), in amounts, at prices and on terms to be determined at the time of sale.

The specific terms of any Securities offered pursuant to this Prospectus will be set forth in an accompanying supplement to this Prospectus (a “Prospectus Supplement”), together with the terms of the offering of such Securities and the initial price and the net proceeds to the Company from the sale thereof. The Prospectus Supplement will include, with regard to the particular Securities, the following information: (a) in the case of Preferred Stock, the designation, number of shares, liquidation preference per share, initial offering price, dividend rate (or method of calculation thereof), dates on which dividends shall be payable and dates from which dividends shall accrue, any redemption or sinking fund provisions, and any conversion or exchange rights; (b) in the case of Depositary Shares, the fractional share of Preferred Stock represented by each Depositary Share, (c) in the case of Common Stock, the number of shares and the terms of the offering and sale thereof; and (d) in the case of all Securities, whether such Securities will be offered separately or as a unit with other Securities. The Prospectus Supplement will also contain information, where applicable, about material United States federal income tax considerations relating to, and any listing on a securities exchange of, the Securities covered by such Prospectus Supplement.

The Company’s Common Stock is listed on the New York Stock Exchange (the “NYSE”) under the symbol “REG.” Any Common Stock offered pursuant to a Prospectus Supplement will be listed on such exchange, subject to official notice of issuance.

The Company may sell Securities directly through agents, underwriters or dealers designated from time to time. If any agents, underwriters or dealers are involved in the sale of the Securities, the names of such agents, underwriters or dealers and any applicable commissions or discounts and the net proceeds to the Company from such sale will be set forth in the applicable Prospectus Supplement.

This Prospectus may not be used to consummate sales of Securities unless accompanied by a Prospectus Supplement.

See “ Risk Factors” on pages 3 to 7 for a discussion of certain material factors which should be considered in connection with an investment in the Securities offered hereby.

THE ATTORNEY GENERAL OF THE STATE OF NEW YORK HAS NOT PASSED ON OR

ENDORSED THE MERITS OF THIS OFFERING. ANY REPRESENTATION TO

THE CONTRARY IS UNLAWFUL

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND

EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE

SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES

COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS

PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A

CRIMINAL OFFENSE.

The date of this Prospectus is August 7, 1998.

AVAILABLE INFORMATION

The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and, in accordance therewith, files reports and other information with the Securities and Exchange Commission (the “Commission”). Reports and other information concerning the Company may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following regional offices of the Commission: New York Office, Seven World Trade Center, 13th Floor, New York, New York 10048 and Chicago Office, Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material may also be obtained from the public reference section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Commission also maintains a Web site that contains reports, proxy and information statements and other information regarding registrants, including the Company, that file electronically with the Commission. The address of such Web site is http://www.sec.gov. In addition, the Company’s Common Stock is listed on the NYSE and similar information concerning the Company can be inspected and copied at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

This Prospectus does not contain all the information set forth in the Registration Statement and exhibits thereto which the Company has filed with the Commission under the Securities Act of 1933, as amended (the “Securities Act”), to which reference is hereby made.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The following documents filed by the Company with the Commission pursuant to the Exchange Act are hereby incorporated in this Prospectus by reference, except as superseded or modified herein:

1.	The Company’s Annual Report on Form 10-K for the year ended December 31, 1997.

2.	The Company’s Current Report on Form 8-K dated January 12, 1998, as amended by Form 8-K/A dated March 11, 1998.

3.	The Company’s Current Report on Form 8-K dated January 14, 1998.

4.	The Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 1998.

5.	The description of Common Stock contained in the Company’s Registration Statement on Form 8-A filed with the Commission on August 30, 1993, and declared effective on October 29, 1993, including portions of the Company’s Registration Statement on Form S-11 (No. 33-67258) incorporated by reference therein.

Each document filed by the Company subsequent to the date of this Prospectus pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act and prior to the termination of the offering of the Securities shall be deemed to be incorporated in this Prospectus by reference and to be a part hereof from the date of the filing of such document. Any statement contained in a document incorporated by reference shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed incorporated document or in an accompanying Prospectus Supplement modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, upon written or oral request of any such person, a copy of any document described above that has been incorporated in this Prospectus by reference and not delivered with this Prospectus or any preliminary Prospectus distributed in connection with the offering of the Securities, other than exhibits to such document referred to above unless such exhibits are specifically incorporated by reference herein. Requests should be directed to Ms. Brenda Paradise, the Company’s Director of Shareholder Relations, 121 West Forsyth Street, Suite 200, Jacksonville, Florida 32202 (telephone: (904) 356-7000).

RISK FACTORS

Prospective investors should carefully consider the following information in conjunction with the other information contained in this Prospectus before purchasing Common Stock. This Prospectus contains certain forward-looking statements (as such term is defined in the Private Securities Litigation Reform Act of 1995) and information relating to the Company that is based on the beliefs of the management of the Company, as well as assumptions made by and information currently available to the management of the Company. When used in this Prospectus, the words “estimate,” “project,” “believe,” “anticipate,” “intend,” “expect” and similar expressions are intended to identify forward-looking statements. Such statements involve known and unknown risks, uncertainties and other factors, including those identified herein and elsewhere in this Prospectus that may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions; changes in customer preferences; competition; changes in technology; the integration of any acquisitions; changes in business strategy; the indebtedness of the Company; quality of management, business abilities and judgment of the Company’s personnel; the availability, terms and deployment of capital; and various other factors referenced in this Prospectus. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The Company does not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Significant Reliance on Major Tenants

The Company derives significant revenues from certain anchor tenants that occupy more than one center. The Company could be adversely affected in the event of the bankruptcy or insolvency of, or a downturn in the business of, any of it major tenants, or in the event that any such tenant does not renew its leases as they expire or renews at lower rental rates. Vacated anchor space not only would reduce rental revenues if not retenanted at the same rental rates but also could adversely affect the entire shopping center because of the loss of the departed anchor tenant’s customer drawing power. Loss of customer drawing power also can occur through the exercise of the right that most anchors have to vacate and prevent retenanting by paying rent for the balance of the lease term, or the departure of an anchor tenant that owns its own property. In addition, in the event that certain major tenants cease to occupy a property, such an action may result in certain other tenants having the right to terminate their leases at the affected property, which could adversely affect the future income from such property.

Tenants may seek the protection of the bankruptcy laws, which could result in the rejection and termination of their leases and thereby cause a reduction in the cash flow available for distribution by the Company. Such reduction could be material if a major tenant files bankruptcy.

Geographic Concentration of Properties

The Company’s performance is dependent on the economic conditions in markets in which its properties are concentrated, including Florida and Georgia. The Company could be adversely affected by such geographic concentration if market conditions, such as an oversupply of space or a reduction in demand for real estate, in such areas become more competitive relative to other geographic areas.

Risk of the Company’s Rapid Growth Through Acquisitions

The Company has pursued extensive growth opportunities. This expansion has placed significant demands on its operational, administrative and financial resources. The continued growth of the Company’s real estate portfolio can be expected to continue to place a significant strain on its resources. The Company’s future performance will depend in part on its ability to successfully attract and retain qualified management personnel to manage the growth and operations of the Company’s business and to finance such acquisitions. In addition, acquired properties may fail to operate at expected levels due to the numerous factors which may affect the value of real estate. There can be no assurance that the Company will have sufficient resources to identify and manage acquired properties or otherwise be able to maintain its historic rate of growth.

Risks Related to Partnership Structure

The Company’s primary property-owning vehicle is Regency Centers, L.P., of which the Company is the general partner. The Company’s acquisition of properties through the Partnership in exchange for interests in the Partnership may permit certain tax deferral advantages to limited partners who contribute properties to the Partnership. Since properties contributed to the Partnership may have unrealized gain attributable to the difference between the fair market value and adjusted tax basis in such properties prior to contribution, the sale of such properties could cause adverse tax consequences to the limited partners who contributed such properties. Although the Company, as the general partner of the Partnership, generally has no obligation to consider the tax consequences of its actions to any limited partner, there can be no assurance that the Partnership will not acquire properties in the future subject to material restrictions designed to minimize the adverse tax consequences to the limited partners who contribute such properties. Such restrictions could result in significantly reduced flexibility to manage the Company’s assets.

General Risks Relating to Real Estate Investments

Value of Real Estate Dependent on Numerous Factors.    Real property investments are subject to varying degrees of risk. Real estate values are affected by a number of factors, including changes in the general economic climate, local conditions (such as an oversupply of space or a reduction in demand for real estate in an area), the quality and philosophy of management, competition from other available space, the ability of the owner to provide adequate maintenance and insurance and to control variable operating costs. Shopping centers, in particular, may be affected by changing perceptions of retailers or shoppers regarding the safety, convenience and attractiveness of the shopping center and by the overall climate for the retail industry generally. Real estate values are also affected by such factors as government regulations, interest rate levels, the availability of financing and potential liability under, and changes in, environmental, zoning, tax and other laws. As substantially all of the Company’s income is derived from rental income from real property, the Company’s income and cash flow would be adversely affected if a significant number of the Company’s tenants were unable to meet their obligations to the Company, or if the Company were unable to lease on economically favorable terms a significant amount of space in its properties. In the event of default by a tenant, the Company may experience delays in enforcing, and incur substantial costs to enforce, its rights as landlord.

Equity real estate investments are relatively illiquid and therefore may tend to limit the ability of the Company to react promptly in response to changes in economic or other conditions. In addition, certain significant expenditures associated with each equity investment (such as mortgage payments, real estate taxes and maintenance costs) are generally not reduced when circumstances cause a reduction in income from the investment.

Difficulties and Costs Associated with Renting Unleased and Vacated Space.    The ability of the Company to rent unleased or vacated space will be affected by many factors, including certain covenants restricting the use of other space at a property found in certain leases with shopping center tenants. If the Company is able to relet vacated space, there is no assurance that rental rates will be equal to or in excess of current rental rates. In addition, the Company may incur substantial costs in obtaining new tenants, including leasing commissions and tenant improvements. The Company also may have difficulty maintaining existing or obtaining new tenants if other space at a property is vacated.

Restrictions on, and Risks of, Unsuccessful Development Activities.    The Company intends to selectively pursue development activities as opportunities arise. Such development activities generally require various government and other approvals, the receipt of which cannot be assured. The Company will incur risks associated with any such development activities. These risks include the risk that development opportunities explored by the Company may be abandoned; the risk that construction costs of a project may exceed original estimates, possibly making the project unprofitable; lack of cash flow during the construction period; and the risk that occupancy rates and rents at a completed project will not be sufficient to make the project profitable. In case of an unsuccessful development project, the Company’s loss could exceed its investment in the project. Also, there are competitors seeking properties for development, some of which may have greater resources than the Company.

Adverse Effect of Market Interest Rates on Stock Prices

One of the factors that may influence the trading price of the Company’s Common Stock is the annual dividend rate on such stock as a percentage of its market price. An increase in market interest rates may lead purchasers of shares of such stock to demand a higher annual dividend rate, which could adversely affect the market price of such stock and the Company’s ability to raise additional equity in the public markets.

Risks of Losing Property Management Contracts

The Company is subject to the risks associated with the management of properties owned by third parties. These risks include the risk that management contracts with third party owners (which typically are cancelable upon 30 days’ notice) will be lost due to the sale of such property or to competitors, and that contracts may not be renewed upon expiration or may not be renewed on terms consistent with current terms. Any of these developments would adversely affect the ability of the Company to make expected distributions to its shareholders.

Adverse Effect of Uninsured Loss on Performance

The Company carries comprehensive liability, fire, flood, extended coverage and rental loss insurance with respect to its properties with policy specifications and insured limits customarily carried for similar properties. The Company believes that the insurance carried on its properties is adequate in accordance with industry standards. There are, however, certain types of losses (such as from hurricanes, wars or earthquakes) which may be uninsurable, or the cost of insuring against such losses may not be economically justifiable. Should an uninsured loss occur, the Company could lose both the invested capital in and anticipated revenues from the property, and would continue to be obligated to repay any recourse mortgage indebtedness on the property.

Uncertainty of Availability of Refinancing; Risks of Increased Interest Rates

The Company does not expect to generate sufficient funds from operations to make balloon principal payments when due on its indebtedness. There can be no assurance that the Company will be able to refinance such indebtedness or to otherwise obtain funds to make such payments by selling assets or raising equity. An inability to make such balloon payments when due could cause the mortgage lenders to foreclose on the properties securing such indebtedness, which would have a material adverse effect on the Company. In addition, interest rates and other terms on any loans obtained to refinance such indebtedness may be less favorable than the rates on the current indebtedness.

To the extent that the Company is obligated on floating rate debt, and to the extent that exposure to increases in interest rates is not eliminated through interest rate protection or cap agreements, such increases may adversely affect the Company’s performance.

Federal Income Tax Considerations

There are a number of issues associated with an investment in a REIT that are related to the federal income tax laws, including, but not limited to, the consequences of failing to continue to qualify as a REIT. See “Federal Income Tax Considerations.”

Concentration of Ownership of Company Common Stock

Security Capital Holdings S.A. (together with its parent company, Security Capital U.S. Realty, “SC-USREALTY”) is entitled to own up to 45% of the Common Stock, on a fully diluted basis. SC-USREALTY is the Company’s single largest shareholder and has participation rights entitling it to maintain its percentage ownership of the Common Stock. SC-USREALTY has the right to nominate a proportionate number of the directors of the Company’s Board, rounded down to the nearest whole number, based upon its ownership of outstanding shares of Common Stock, but not to exceed 49% of the Board. Although certain standstill provisions preclude SC-USREALTY from increasing its percentage interest in the Company for a period of at least five years (subject to certain exceptions) and SC-USREALTY is subject to certain limitations on its voting rights with respect to its shares of Common Stock during that time, SC-USREALTY nonetheless has substantial influence over the Company’s affairs. This concentration of ownership in one shareholder could be disadvantageous to other shareholders’ interests. The director nomination, voting and other rights granted to SC-USREALTY, although subject to certain limitations during the standstill period, may make it more difficult for other shareholders to challenge the Company’s director nominees, elect their own nominees as directors, or remove incumbent directors and may render the Company a less attractive target for an unsolicited acquisition by an outsider. If the standstill period or any standstill extension term terminates, SC-USREALTY could be in a position to control the election of the Board or the outcome of any corporate transaction or other matter submitted to the shareholders for approval.

The Company has agreed with SC-USREALTY to certain limitations on Regency’s operations, including restrictions relating to (i) incurrence of total indebtedness exceeding 60% of the gross book value of Regency’s consolidated assets, (ii) investments in properties other than shopping centers in specified states in the eastern United States, and (iii) certain other matters. In addition, the Company has agreed to certain limitations on the amount of assets that it owns indirectly through other entities and the manner in which it conducts its business (including the type of assets that it can acquire and own and the manner in which such assets are operated). These restrictions, which are intended to permit SC-USREALTY to comply with certain requirements of the Internal Revenue Code of 1986, as amended (the “Code”), and other countries’ tax laws applicable to foreign investors, limit somewhat the Company’s flexibility to structure transactions that might otherwise be advantageous to the Company. Although the Company does not believe that the limitations imposed on its activities will materially impair its ability to conduct its business, there can be no assurance that these limitations will not adversely affect the Company’s operations in the future.

Unsuitable Investment for Non-U.S. Investors

Section 5.14 of the Company’s Articles of Incorporation (the “Articles”) contains provisions designed to preserve the Company’s status as a domestically controlled REIT. Section 5.14 of the Articles prohibits the issuance or transfer of the Company’s capital stock if it would result in the fair market value of all capital stock owned directly or indirectly by Non-U.S. Persons (as defined in the Articles) to comprise 5% or more (excluding shares owned by SC-USREALTY) or 50% or more (including shares owned by SC-USREALTY) of the fair market value of the Company’s outstanding capital stock. Any shares issued or transferred in violation of this restriction will be void, or if such remedy is invalid, will be subject to the provisions for “excess shares” described in “Capital Stock—Restrictions on Ownership.”

Anti-Takeover Effect of Ownership Limit, Staggered Board, Preferred Stock,

Florida Business Corporation Act and Certain Other Matters

Ownership of more than 7% by value of the Company’s outstanding capital stock by certain persons has been restricted for the purpose of maintaining the Company’s qualification as a REIT, with certain exceptions. See “Capital Stock—Restrictions on Ownership.” This 7% limitation may discourage a change in control of the Company and may also (i) deter tender offers for the capital stock, which offers may be attractive to the shareholders, or (ii) limit the opportunity for shareholders to receive a premium for their capital stock that might otherwise exist if an investor attempted to assemble a block in excess of 7% of the outstanding capital stock or to effect a change in control of the Company. Additionally, the division of the Company’s Board of Directors into three classes with staggered three-year terms may have the effect of deterring certain potential acquisitions of the Company because control of the Company’s Board of Directors could not be obtained at a single annual meeting of shareholders.

The Company’s Articles authorize the Board of Directors to issue up to 10,000,000 shares of Preferred Stock and 10,000,000 shares of Special Common Stock and to establish the preferences and rights of any shares issued. The issuance of Preferred Stock or Special Common Stock could have the effect of delaying or preventing a change in control of the Company even if a change in control were in the shareholders’ interest. The provisions of the Florida Business Corporation Act regarding control share acquisitions and affiliated transactions could also deter potential acquisitions of the Company by preventing the acquiring party from voting the Common Stock it acquires or consummating a merger or other extraordinary corporate transaction without the approval of the disinterested shareholders.

Potential Environmental Liability

Under various federal, state and local laws, ordinances and regulations, an owner or manager of real estate may be liable for the costs of removal or remediation of certain hazardous or toxic substances on or in such property. Such laws often impose such liability without regard to whether the owner knew of, or was responsible for, the presence of such hazardous or toxic substances. The cost of any required remediation and the owner’s liability therefor could exceed the value of the property and/or the aggregate assets of the owner. The presence of such substances, or the failure to properly remediate such substances, may adversely affect the owner’s ability to sell or rent such property or borrow using such property as collateral.

THE COMPANY

The Company is a self-administered and self-managed REIT which acquires, owns, develops, and manages neighborhood and community shopping centers in targeted in fill markets in the eastern half of the United States. The Company’s executive offices are located at 121 West Forsyth Street, Suite 200, Jacksonville, Florida 32202, and its telephone number is (904) 356-7000.

USE OF PROCEEDS

Unless otherwise set forth in the applicable Prospectus Supplement, the net proceeds from the sale of the Securities will be used for general corporate purposes, which may include the repayment of outstanding indebtedness, the acquisition of shopping centers as suitable opportunities arise, the expansion and improvement of certain properties in the Company’s portfolio and payment of development costs for new centers.

CONSOLIDATED RATIOS OF

EARNINGS TO COMBINED FIXED CHARGES AND

PREFERRED STOCK DIVIDENDS

The Company’s ratios of earnings to combined fixed charges and Preferred Stock dividends for the years ended December 31, 1997, 1996, 1995, 1994 and 1993 were 2.2, 1.8, 1.5, 1.7 and 2.5, respectively. The Company did not have any Preferred Stock outstanding prior to June 29, 1994 or after June 29, 1996.

The ratios of earnings to combined fixed charges and Preferred Stock dividends were computed by dividing earnings by the sum of fixed charges and Preferred Stock dividends. For purposes of computing these ratios, earnings have been calculated by adding fixed charges (excluding capitalized interest) to net income from operations. Fixed charges consist of interest costs (whether expensed or capitalized) and amortization of deferred debt costs.

CAPITAL STOCK

The authorized capital stock of the Company consists of 150,000,000 shares of Common Stock, par value $0.01 per share, 10,000,000 shares of Special Common Stock, par value $0.01 per share, and 10,000,000 shares of Preferred Stock, par value $0.01 per share. The summary description of the Company’s capital stock set forth herein does not purport to be complete and is qualified in its entirety by reference to the Company’s Articles and the applicable articles of amendment designating a class or series of Preferred Stock (the “Preferred Stock Designation”).

Common Stock

For a description of the Company’s Common Stock, see “Description of Common Stock” below.

Special Common Stock

Under the Company’s Articles, the Board of Directors is authorized, without further shareholder action, to provide for the issuance of up to 10 million shares of Special Common Stock from time to time in one or more classes or series. The Special Common Stock will bear dividends in such amounts as the Board of Directors may determine with respect to each class or series. All such dividends must be pari passu with dividends on the Common Stock. Upon the dissolution of the Company, the Special Common Stock will participate pari passu with the Common Stock in liquidating distributions. Shares of Special Common Stock will have one vote per share and vote together with the holders of Common Stock (and not separately as a class except where otherwise required by law), unless the Board of Directors creates classes or series with more limited voting rights or without voting rights. The Board will have the right to determine whether shares of Special Common Stock may be converted into shares of any other class or series or be redeemed, and, if so, the conversion or redemption price and the terms and conditions of conversion or redemption, and to determine such other rights as may be allowed by law. Holders of Special Common Stock will not be entitled, as a matter of right, to preemptive rights. As all Special Common Stock is expected to be closely held, it is anticipated that most classes or series would be convertible into Common Stock for liquidity purposes.

The Company has outstanding as of the date of this Prospectus 2,500,000 shares of a non-voting class of Special Common Stock in the form of Class B Common Stock, which were issued in a private placement to an institutional investor. The Class B Common Stock receives dividends pari passu with the Common Stock at a rate equivalent to 1.03 times the Common Stock dividend rate and participates pari passu with the Common Stock in any liquidation of the Company. Beginning December 20, 1998, 1/6th of the Class B Common Stock originally issued may be converted into Common Stock at the election of the holder during any three-month period, but the holder may not at any time be the beneficial owner of more than 4.9% of the outstanding Common Stock. Accelerated conversion may take place in the event of certain extraordinary occurrences, including certain changes in senior management. A total of 2,975,468 shares of Common Stock are issuable upon conversion of the Class B Common Stock.

Preferred Stock

For a description of the Company’s Preferred Stock, see “Description of Preferred Stock” below.

Restrictions on Ownership

Restrictions Relating to REIT Qualification.    For the Company to qualify as a REIT under the Code, not more than 50% in value of its outstanding capital stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year, its stock must be beneficially owned (without reference to attribution rules) by 100 or more persons during at least 335 days in a taxable year of 12 months or during a proportionate part of a shorter taxable year, and certain other requirements must be satisfied (see “Federal Income Tax Considerations-Requirements for Qualification”).

To assure that five or fewer individuals do not Beneficially Own (as defined in the Company’s Articles to include ownership through the application of certain stock attribution provisions of the Code) more than 50% in value of the Company’s outstanding capital stock, the Company’s Articles provide that, subject to certain exceptions, no holder may own, or be deemed to own (by virtue of certain of the attribution provisions of the Code), more than 7% by value (the “Ownership Limit”) of the Company’s outstanding capital stock. Certain existing holders specified in the Articles and those to whom Beneficial Ownership of their capital stock is attributed, whose Beneficial Ownership of capital stock exceeds the Ownership Limit (“Existing Holders”), may continue to own such percentage by value of outstanding capital stock (the “Existing Holder Limit”) and may increase their respective Existing Holder Limits through benefit plans of the Company, dividend reinvestment plans, additional asset sales or capital contributions to the Company or acquisitions from other Existing Holders, but may not acquire additional shares from such sources such that the five largest Beneficial Owners of capital stock hold more than 49.5% by value of the outstanding capital stock, and in any event may not increase their respective Existing Holder Limits through acquisition of capital stock from any other sources. In addition, because rent from a related tenant (any tenant 10% of which is owned, directly or constructively, by the REIT) is not qualifying rent for purposes of the gross income tests under the Code (see “Federal Income Tax Considerations-Requirements for Qualification-Income Tests”), the Articles provide that no constructive owner of stock in the Company who owns, directly or indirectly, a 10% interest in any tenant of the Company (a “Related Tenant Owner”) may own, or constructively own by virtue of certain of the attribution provisions of the Code (which differ from the attribution provisions applied to determine Beneficial Ownership), more than 9.8% by value of the outstanding capital stock of the Company (the “Related Tenant Limit”). The Board of Directors may waive the Ownership Limit, the Existing Holder Limit and the Related Tenant Limit if evidence satisfactory to the Board of Directors is presented that such ownership will not then or in the future jeopardize the Company’s status as a REIT. As a condition of such waiver, the Board of Directors may require opinions of counsel satisfactory to it and/or an undertaking from the applicant with respect to preserving the REIT status of the Company.

Preservation of Status as a Domestically Controlled REIT.    Section 5.14 of the Articles contains provisions designed to preserve the Company’s status as a domestically controlled REIT. Section 5.14 of the Articles prohibits the issuance or transfer of the Company’s capital stock if it (i) would result in the fair market value of all capital stock owned directly or indirectly by Non-U.S. Persons (as defined in the Articles) other than SC-USREALTY and its affiliates to comprise 5% or more of the fair market value of the Company’s outstanding common stock or (ii) would result in the fair market value of all capital stock owned directly or indirectly by Non-U.S. Persons, including SC-USREALTY, to comprise 50% or more of the fair market value of the Company’s outstanding capital stock. A Non-U.S. Person is defined in the Articles as any person who is not (i) a citizen or resident of the United States, (ii) a partnership or corporation created or organized in the United States or under the laws of the United States or any state therein (including the District of Columbia), or (iii) any estate or trust (other than a foreign estate or trust) within the meaning of Section 7701(a)(31) of the Code.

Any shares issued or transferred in violation of the foregoing restriction will be void, or if such remedy is invalid, will be subject to the provisions for “excess shares” described below. Accordingly, the purchase of Common Stock, Preferred Stock or Depositary Shares which may be offered hereby may not be a suitable investment for a Non-U.S. Person (whether or not such person presently owns any shares of Common Stock).

Remedies.    If (i) shares of capital stock in excess of the applicable Ownership Limit, Existing Holder Limit, or Related Tenant Limit, or (ii) shares which (a) would cause the REIT to be beneficially owned by fewer than 100 persons (without application of the attribution rules), (b) would result in the Company being “closely held” within the meaning of Section 856(h) of the Code, or (c) would result in the fair market value of capital stock owned directly or indirectly by Non-U.S. Persons to comprise 5% or more (excluding capital stock owned by SC-USREALTY) or 50% or more (including capital stock owned by SC-USREALTY) of the fair market value of the Company’s outstanding capital stock, are issued or transferred to any person or retained by any person after becoming a Related Tenant Owner, such issuance, transfer, or retention shall be null and void to the intended holder, and the intended holder will have no rights to the stock. Capital stock transferred, proposed to be transferred, or retained in excess of the Ownership Limit, the Existing Holder Limit, or the Related Tenant Limit

or which would otherwise jeopardize the Company’s REIT status or status as a domestically controlled REIT (“excess shares”) will be deemed held in trust on behalf of and for the benefit of the Company. The Board of Directors will, within six months after receiving notice of such actual or proposed transfer, either (i) direct the holder of such shares to sell all shares held in trust for the Company for cash in such manner as the Board of Directors directs, or (ii) redeem such shares for a price equal to the lesser of (a) the price paid by the holder from whom shares are being redeemed and (b) the average of the last reported sales prices on the NYSE of the relevant class of capital stock on the 10 trading days immediately preceding the date fixed for redemption by the Board of Directors, or if such class of capital stock is not then traded on the NYSE, the average of the last reported sales prices of such class of capital stock (or, if sales prices are not reported, the average of the closing bid and asked prices) on the 10 trading days immediately preceding the relevant date as reported on any exchange or quotation system over which such class of capital stock may be traded, or if such class of capital stock is not then traded over any exchange or quotation system, then the price determined in good faith by the Board of Directors of the Company as the fair market value of such class of capital stock on the relevant date. If the Board of Directors directs the intended holder to sell the shares, the holder shall receive such proceeds as the trustee for the Company and pay the Company out of the proceeds of such sale all expenses incurred by the Company in connection with such sale, plus any remaining amount of such proceeds that exceeds the amount originally paid by the intended holder for such shares. The intended holder shall not be entitled to distributions, voting rights or any other benefits with respect to such excess shares except the amounts described above. Any dividend or distribution paid to an intended holder on excess shares pursuant to the Company’s Articles must be repaid to the Company upon demand.

Miscellaneous.    All certificates representing capital stock will bear a legend referring to the restrictions described above. The transfer restrictions described above shall not preclude the settlement of any transaction entered through the facilities of the NYSE.

The Articles provide that every shareholder of record of more than 5% of the outstanding capital stock and every Actual Owner (as defined in the Articles) of more than 5% of the outstanding capital stock held by a nominee must give written notice to the Company of information specified in the Articles within 30 days after December 31 of each year. In addition, each Beneficial Owner of capital stock and each person who holds capital stock for a Beneficial Owner must provide to the Company such information as the Company may request, in good faith, in order to determine the Company’s status as a REIT.

The ownership limitations described above may have the effect of precluding acquisition of control of the Company by a third party even if the Board of Directors determines that maintenance of REIT status is no longer in the best interests of the Company. The Board of Directors has the right under the Articles (subject to contractual restrictions, including covenants made with SC-USREALTY) to revoke the REIT status of the Company if the Board of Directors determines that it is no longer in the best interest of the Company to attempt to qualify, or to continue to qualify, as a REIT. In the event of such revocation, the ownership limitations in the Articles will remain in effect. Any change in the ownership limitations would require an amendment to the Articles.

Staggered Board of Directors

The Company’s Articles and Bylaws divide the Board of Directors into three classes of directors, with each class constituting approximately one-third of the total number of directors and with classes serving staggered three-year terms. The classification of directors will have the effect of making it more difficult for shareholders to change the composition of the Board of Directors. The Company believes, however, that the longer time required to elect a majority of a classified Board of Directors helps to insure continuity and stability of the Company’s management and policies.

The classification provisions could also have the effect of discouraging a third party from accumulating large blocks of the Company’s stock or attempting to obtain control of the Company, even though such an attempt might be beneficial to the Company and its shareholders. Accordingly, shareholders could be deprived of certain opportunities to sell their shares of capital stock at a higher market price than might otherwise be the case.

Advance Notice Provisions for Shareholder Nominations and Shareholder Proposals

The Bylaws establish an advance notice procedure for shareholders to make nominations of candidates for election as directors or to bring other business before any meeting of shareholders of the Company. Any shareholder nomination or proposal for action at an upcoming shareholder meeting must be delivered to the Company no later than the deadline for submitting shareholder proposals pursuant to Rule 14a-8 under the Exchange Act. The presiding officer at any shareholder meeting is not required to recognize any proposal or nomination which did not comply with such deadline.

The purpose of requiring shareholders to give the Company advance notice of nominations and other business is to afford the Board of Directors a meaningful opportunity to consider the qualifications of the proposed nominees or the advisability of the other proposed business and, to the extent deemed necessary or desirable by the Board of Directors, to inform shareholders and make recommendations about such qualifications or business, as well as to provide a more orderly procedure for conducting meetings of shareholders. Although the Bylaws do not give the Board of Directors any power to disapprove timely shareholder nominations for the election of directors or proposals for action, they may have the effect of precluding a contest for the election of directors or the consideration of shareholder proposals if the proper procedures are not followed, and of discouraging or deterring the third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposal.

Certain Provisions of Florida Law

The Company is subject to several anti-takeover provisions under Florida law that apply to a public corporation organized under Florida law unless the corporation has elected to opt out of such provisions in its articles of incorporation or (depending on the provision in question) its bylaws. The Company has not elected to opt out of these provisions. The Florida Business Corporation Act (the “Florida Act”) contains a provision that prohibits the voting of shares in a publicly held Florida corporation which are acquired in a “control share acquisition” unless the board of directors approves the control share acquisition or the holders of a majority of the corporation’s voting shares (exclusive of shares held by officers of the corporation, inside directors or the acquiring party) approve the granting of voting rights as to the shares acquired in the control share acquisition. A control share acquisition is defined as an acquisition that immediately thereafter entitles the acquiring party to vote in the election of directors within each of the following ranges of voting power: (i) one-fifth or more but less than one-third of such voting power, (ii) one-third or more but less than a majority of such voting power and (iii) a majority or more of such voting power.

The Florida Act also contains an “affiliated transaction” provision that prohibits a publicly held Florida corporation from engaging in a broad range of business combinations or other extraordinary corporate transactions with an “interested shareholder” unless (i) the transaction is approved by a majority of disinterested directors before the person becomes an interested shareholder, (ii) the interested shareholder has owned at least 80% of the Company’s outstanding voting shares for at least five years, (iii) the transaction is approved by the holders of two-thirds of the Company’s voting shares other than those owned by the interested shareholder, or (iv) certain other conditions are met. An interested shareholder is defined as a person who, together with affiliates and associates, beneficially owns (as defined in Section 607.0901(1)(e), Florida Statutes) more than 10% of the Company’s outstanding voting shares.

Limitation of Liability of Directors

The Florida Act provides that a director will not be personally liable for monetary damages to the Company or any other person except for liability for breach of such person’s duties as a director involving (1) a violation of criminal law (unless the director reasonably believed his or her conduct was lawful or had no reasonable cause to believe that it was unlawful), (2) a transaction from which the director derived an improper personal benefit, or (3) an unlawful dividend or stock redemption. However, equitable remedies such as an injunction or rescission continue to be available against directors who breach their duty of care as directors.

Indemnification Agreements

The Company has entered into indemnification agreements with each of the Company’s officers and directors. The indemnification agreements require, among other things, that the Company indemnify its officers and directors to the fullest extent permitted by law, and advance to the officers and directors all related expenses, subject to reimbursement if it is subsequently determined that indemnification is not permitted. The Company must also indemnify and advance all expenses incurred by officers and directors seeking to enforce their rights under the indemnification agreements.

DESCRIPTION OF COMMON STOCK

Common Stock

The holders of the Company’s Common Stock are entitled to one vote per share on all matters voted on by shareholders, including elections of directors, and, except as otherwise required by law or provided in any resolution adopted by the Board of Directors with respect to any series of Preferred Stock establishing the powers, designations, preferences and relative, participating, option or other special rights of such series, the holders of Common Stock (together with the holders of any class or series of Special Common Stock that does not have limited voting rights) exclusively possess all voting power. The Articles do not provide for cumulative voting in the election of directors. Subject to any preferential rights of any outstanding series of Preferred Stock, the holders of Common Stock are entitled to such dividends as may be declared from time to time by the Board of Directors from funds legally available therefor, and upon liquidation are entitled to receive pro rata all assets of the Company available for distribution to such holders. All shares of Common Stock offered hereby, upon issuance against full payment of the purchase price therefor, will be fully paid and nonassessable and the holders thereof will not have preemptive rights. The Company’s Common Stock is listed on the NYSE under the symbol “REG.”

Transfer Agent and Registrar

The Transfer Agent and Registrar for the Common Stock is First Union National Bank.

DESCRIPTION OF PREFERRED STOCK

The following is a description of certain general terms and provisions of the Preferred Stock. The particular terms of any class or series of Preferred Stock will be described in the applicable Prospectus Supplement. If so indicated in a Prospectus Supplement, the terms of any such class or series may differ from the terms set forth below. The summary of terms of any class or series of the Company’s Preferred Stock contained in this Prospectus does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of the Articles and the applicable Preferred Stock Designation, which will be filed as an exhibit to or incorporated by reference in the Registration Statement of which this Prospectus is a part at or prior to the time of issuance of such class or series of Preferred Stock.

Under the Company’s Articles, the Board of Directors is authorized, without further shareholder action, to provide for the issuance of up to 10,000,000 shares of Preferred Stock, par value $0.01 per share. The Preferred Stock authorized by the Articles may be issued, from time to time, in one or more series in such amounts and with such designations, powers, preferences or other rights, qualifications, limitations and restrictions as may be fixed by the Board of Directors. Under certain circumstances, the issuance of Preferred Stock could have the effect of delaying, deferring or preventing a change of control of the Company and may adversely affect the voting and other rights of the holders of Common Stock. The Company has no shares of Preferred Stock outstanding as of the date of this Prospectus.

The Board of Directors has authorized 1,600,000 shares of 8.125% Series A Cumulative Redeemable Preferred Stock (the “Series A Preferred Stock”), which is issuable beginning June 25, 2008 in exchange for units of preferred interest with matching terms, on a one-share-per unit basis, of Regency Centers, L.P. (the

“Partnership”), of which the Company is the general partner. The Series A Preferred Stock will be exchangeable for such units earlier than June 25, 2008 under certain circumstances, including if the Partnership fails to make timely distributions on the units for six quarters, or if the Partnership is or is likely to become in the immediate future a “publicly traded partnership” within the meaning of Section 7704 of the Internal Revenue Code of 1986, as amended. Each share of Series A Preferred Stock will have a liquidation preference of $50 per share and will bear cumulative annual preferential dividends, payable quarterly out of funds legally available therefor, equal to 8.125% of such liquidation preference. The Series A Preferred Stock will be senior as to dividends and liquidation to the Common Stock and to all other capital stock of the Company not expressly made pari passu with the Series A Preferred Stock. The Company will have the right, at its option, to redeem all or any of the Series A Preferred Stock from time to time, beginning on the later of the date of issuance or June 25, 2003, at a redemption price of $50 per share, plus accrued but unpaid dividends. The Series A Preferred Stock will not have any voting rights except (i) as required by law, (ii) in the event that dividends are in arrears with respect to six prior quarters, in which case the Board of Directors will be increased by two seats and the Series A Preferred Stock will have the right to fill such vacancies until all distributions have been paid in full, and (iii) the holders of two-thirds of the Series A Preferred Stock will have the right to approve (x) the issuance of any shares of capital stock senior to the Series A Preferred Stock, (ii) the issuance to affiliates of the Company (with certain exceptions) of capital stock pari passu with the Series A Preferred Stock, and (iii) business combinations with or a sale of substantially all the Company’s assets to another entity or any amendment to the Company’s Articles or Bylaws if such transaction or amendment would materially and adversely affect the rights of the Series A Preferred Stock. The Series A Preferred Stock will not have any conversion rights.

Preferred Stock Offered Hereby

The Preferred Stock offered hereby shall have the dividend, liquidation, redemption, voting and other rights set forth below unless otherwise described in a Prospectus Supplement relating to a particular class or series of Preferred Stock. The applicable Prospectus Supplement will describe the following terms of the class or series of Preferred Stock offered thereby: (1) the designation of such class or series and the number of shares offered; (2) the liquidation preference of such class or series; (3) the initial public offering price at which such class or series will be issued; (4) the dividend rate (or method of calculation), the dates on which dividends shall be payable and the dates from which dividends shall commence to accumulate, if any; (5) any redemption or sinking fund provisions; (6) any conversion or exchange rights; (7) any additional voting, dividend, liquidation, redemption, sinking fund and other rights, preferences, privileges, limitations and restrictions; (8) any listing of such Preferred Stock on any securities exchange; (9) a discussion of federal income tax considerations applicable to such class or series; (10) the relative ranking and preferences of such class or series as to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of the Company; (11) any limitations on issuance of any class or series of Preferred Stock ranking senior to or on a parity with such class or series as to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of the Company; (12) any limitations on direct or beneficial ownership and restrictions on transfer, in each case as may be appropriate to preserve the status of the Company as a REIT and a domestically controlled REIT for federal tax purposes; and (13) any other specific terms, preferences, rights, limitations or restrictions of such series.

The Preferred Stock offered hereby will be issued in one or more class or series. The Preferred Stock, upon issuance against full payment of the purchase price therefor, will be fully paid and nonassessable. The liquidation preference is not indicative of the price at which the Preferred Stock will actually trade on or after the date of issuance.

Rank

The Preferred Stock shall, with respect to dividend rights and rights upon liquidation, dissolution and winding up of the Company, rank prior to the Common Stock, the Special Common Stock and all other classes and series of equity securities of the Company now or hereafter authorized, issued or outstanding (the Common Stock and such other classes and series of equity securities collectively may be referred to herein as the “Junior

Stock”), other than any classes or series of equity securities of the Company which by their terms specifically provide for a ranking on a parity with (the “Parity Stock”) or senior to (the “Senior Stock”) the Preferred Stock as to dividend rights and rights upon liquidation, dissolution or winding up of the Company. The Preferred Stock will be junior to the Series A Preferred Stock unless specifically made pari passu therewith. The Preferred Stock shall be junior to all outstanding debt of the Company. The Preferred Stock shall be subject to creation of Senior Stock, Parity Stock and Junior Stock to the extent not expressly prohibited by the Company’s Articles.

Dividends

Holders of Preferred Stock shall be entitled to receive, when, as and if declared by the Board of Directors, out of assets of the Company legally available therefor, dividends or distributions in cash, property or other assets of the Company or in securities of the Company or from any other source as the Board of Directors in its discretion shall determine and at such dates and at such rates per share per annum as described in the applicable Prospectus Supplement. Such rate may be fixed or variable or both. Each declared dividend shall be payable to holders of record as they appear at the close of business on the books of the Company on such record dates (which by law must be not more than 70 calendar days preceding the payment dates therefor) as are determined by the Board of Directors (each of such dates, a “Record Date”).

Dividends on a class or series of Preferred Stock may be cumulative or noncumulative. If dividends on a class or series of Preferred Stock are noncumulative and if the Board of Directors fails to declare a dividend for a dividend period with respect to such class or series, then holders of such Preferred Stock will have no right to receive a dividend for such dividend period, and the Company will have no obligation to pay the dividend for such period, whether or not dividends are declared payable on any future dividend payment dates. If dividends of a class or series of Preferred Stock are cumulative, the dividends on such shares will accrue from and after the date set forth in the applicable Preferred Stock Designation.

No full dividends shall be declared or paid or set apart for payment on any class or series of Preferred Stock ranking, as to dividends, on a parity with or junior to the class or series of Preferred Stock offered by the applicable Prospectus Supplement for any period unless full dividends for the immediately preceding dividend period on such Preferred Stock (including any accumulation in respect of unpaid dividends for prior dividend periods, if dividends on such Preferred Stock are cumulative) have been or are contemporaneously declared and paid or are declared and a sum sufficient for the payment thereof is set apart for such payment. When dividends are not so paid in full (or a sum sufficient for such full payment is not so set apart) on such Preferred Stock and any Parity Stock of the Company ranking on a parity as to dividends with such Preferred Stock, dividends on such Preferred Stock and dividends on such Parity Stock shall be declared pro rata so that the amount of dividends declared per share on such Preferred Stock and such Parity Stock shall in all cases bear to each other the same ratio that accrued dividends for the then-current dividend period per share on such Preferred Stock (including any accumulation in respect of unpaid dividends for prior dividend periods, if dividends on such Preferred Stock are cumulative) and accrued dividends, including required or permitted accumulations, if any, on shares of such Parity Stock, bear to each other. No interest, or sum of money in lieu of interest, shall be payable with respect to any dividend payment(s) on Preferred Stock which may be in arrears. Unless full dividends on the class or series of Preferred Stock offered by the applicable Prospectus Supplement have been declared and paid or set apart for payment for the immediately preceding dividend period (including any accumulation with respect to unpaid dividends for prior dividend periods, if dividends on such Preferred Stock are cumulative), (a) no cash dividend or distribution (other than in shares of Junior Stock) may be declared, set aside or paid on the Junior Stock, (b) the Company may not, directly or indirectly, repurchase, redeem or otherwise acquire any shares of its Junior Stock (or pay any monies into a sinking fund for the redemption of any shares of its Junior Stock) except by conversion into or exchange for Junior Stock, and (c) the Company may not, directly or indirectly, repurchase, redeem or otherwise acquire any such Preferred Stock or any Parity Stock ranking on parity with such Preferred Stock (or pay any monies into a sinking fund for the redemption of any shares of any such stock) otherwise than pursuant to pro rata offers to purchase or a concurrent redemption of all, or a pro rata portion, of such Preferred Stock and such Parity Stock (except by conversion into or exchange for Junior Stock).

Any dividend payment made on a class or series of Preferred Stock shall first be credited against the earliest accrued but unpaid dividend due with respect to shares of such class or series.

Redemption

The terms, if any, on which Preferred Stock of any class or series may be redeemed will be set forth in the applicable Prospectus Supplement.

Conversion Rights

The terms and conditions, if any, upon which shares of any class or series of Preferred Stock will be convertible into Common Stock will be set forth in the applicable Prospectus Supplement. Such terms will include the number of shares of Common Stock into which the Preferred Stock is convertible, the conversion price (or manner of calculation thereof), the conversion period, provisions as to whether conversion will be at the option of the holders of the Preferred Stock or the Company, the events requiring an adjustment of the conversion price and provisions affecting conversion in the event of the redemption of such Preferred Stock.

Liquidation

In the event of a voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company, the holders of a class or series of Preferred Stock will be entitled, subject to the rights of creditors, but before any distribution or payment to the holders of Common Stock, Special Common Stock or any Junior Stock on liquidation, dissolution or winding up of the Company, to receive a liquidating distribution in the amount of the liquidation preference per share as set forth in the applicable Prospectus Supplement, plus accrued and unpaid dividends for the then-current dividend period (including any accumulation in respect of unpaid dividends for prior dividend periods, if dividends on such class or series of Preferred Stock are cumulative). If the amounts available for distribution with respect to a class or series of Preferred Stock and all other outstanding Parity Stock are not sufficient to satisfy the full liquidation rights of all such Preferred Stock outstanding and such other Parity Stock outstanding, then the holders of each such class or series will share ratably in any such distribution of assets in proportion to the full respective preferential amounts (which in the case of Preferred Stock may include accumulated dividends) to which they are entitled. Unless otherwise provided in the applicable Preferred Stock Designation for a particular class or series of Preferred Stock, after payment of the full amount of the liquidating distribution, the holders of Preferred Stock will not be entitled to any further participation in any distribution of assets by the Company.

Voting

The Preferred Stock of a class or series will not be entitled to vote, except as described in the applicable Prospectus Supplement or as required by Florida law, e.g. in connection with a proposed reclassification thereof.

No Other Rights

The shares of a class or series of Preferred Stock will not have any preferences, voting powers or relative, participating, optional or other special rights except as set forth above or described in the applicable Prospectus Supplement, set forth in the Company’s Articles or in the applicable Preferred Stock Designation or as otherwise required by law.

Transfer Agent and Registrar

The transfer agent for each class or series of Preferred Stock will be described in the applicable Prospectus Supplement.

DESCRIPTION OF DEPOSITARY SHARES

The Company may, at its option, elect to offer fractional interests in shares of Preferred Stock, rather than a full share of Preferred Stock. In such event, receipts (“Depositary Receipts”) will be issued for such Depositary Shares, each of which will represent a fraction of a share of a particular class or series of Preferred Stock, as described in the applicable Prospectus Supplement.

Any class or series of Preferred Stock represented by Depositary Shares will be deposited under a Deposit Agreement (the “Deposit Agreement”) between the Company and the depositary (the “Depositary”). The Prospectus Supplement relating to a series of Depositary Shares will set forth the name and address of the Depositary with respect to such Depositary Shares. Subject to the terms of the Deposit Agreement, each owner of a Depositary Share will be entitled, in proportion to the applicable fraction of a share of Preferred Stock represented by such Depositary Share, to all the rights and preferences of the Preferred Stock represented thereby (including dividend and liquidation rights).

The description set forth above and in any Prospectus Supplement of certain provisions of the Deposit Agreement, the Depositary Shares and the Depositary Receipts does not purport to be complete and is qualified in its entirety by reference to the forms of Deposit Agreement and Depositary Receipts relating to each class or series of Preferred Stock which will be filed with the Commission at or prior to the time of the offering of such class or series of Preferred Stock. If so indicated in a Prospectus Supplement, the terms of any class or series of Depositary Shares may differ from the terms set forth herein.

Dividends and Other Distributions

The Depositary will distribute all cash dividends or other cash distributions received with respect to the Preferred Stock to the record holders of Depositary Shares relating to such Preferred Stock in proportion to the number of Depositary Shares owned by such holders on the relevant record date. The Depositary shall distribute only such amount, however, as can be distributed without attributing to any holder of Depositary Shares a fraction of one cent, and the balance not so distributed shall be added to and treated as part of the next sum received by the Depositary for distribution to record holders of Depositary Shares.

In the event of a distribution other than in cash, the Depositary will distribute property received by it to the record holders of Depositary Shares in an equitable manner, unless the Depositary determines that it is not feasible to make such distribution, in which case the Depositary may sell such property and distribute the net proceeds from such sale to such holders.

The Deposit Agreement will also contain provisions relating to the manner in which any subscription or similar rights offered by the Company to holders of Preferred Stock shall be made available to the holders of Depositary Shares.

Redemption of Depositary Shares

If a class or series of Preferred Stock represented by Depositary Shares is subject to redemption, the Depositary Shares will be redeemed from the proceeds received by the Depositary resulting from the redemption, in whole or in part, of such class or series of Preferred Stock held by the Depositary. The Depositary shall mail notice of redemption not less than 30 and not more than 60 days prior to the date fixed for redemption to the record holders of the Depositary Shares to be so redeemed at their respective addresses appearing on the Depositary’s books. The redemption price per Depositary Share will be equal to the applicable fraction of the redemption price per share payable with respect to such class or series of Preferred Stock. Whenever the Company redeems Preferred Stock held by the Depositary, the Depositary will redeem as of the same redemption date the number of Depositary Shares representing Preferred Stock so redeemed. If fewer than all the Depositary Shares are to be redeemed, the Depositary Shares to be redeemed will be selected by lot or pro rata as may be determined to be equitable by the Depositary.

After the date fixed for redemption, the Depositary Shares so called for redemption will no longer be outstanding and all rights of the holders of the Depositary Shares will cease, except the right to receive the money, securities, or other property payable upon such redemption and any money, securities, or other property to which the holders of such Depositary Shares were entitled upon such redemption upon surrender to the Depositary of the Depositary Receipts evidencing such Depositary Shares.

Voting the Preferred Stock

Upon receipt of notice of any meeting at which the holders of the Preferred Stock are entitled to vote, the Depositary will mail the information contained in such notices of meeting to the record holders of the Depositary Shares relating to such Preferred Stock. Each record holder of such Depositary Shares on the record date (which will be the same date as the record date for the Preferred Stock) will be entitled to instruct the Depositary as to the exercise of the voting rights pertaining to the amount of the Preferred Stock represented by such holder’s Depositary Shares. The Depositary will endeavor, insofar as practicable, to vote the number of shares of Preferred Stock represented by such Depositary Shares in accordance with such instructions, and the Company will agree to take all reasonable action which may be deemed necessary by the Depositary in order to enable the Depositary to do so. The Depositary will abstain from voting the Preferred Stock to the extent it does not receive specific instructions from the holder of Depositary Shares representing such shares of Preferred Stock.

Amendment and Termination of the Deposit Agreement

The form of Depositary Receipt evidencing the Depositary Shares and any provision of the Deposit Agreement may be amended at any time by agreement between the Company and the Depositary. However, any amendment which materially and adversely alters the rights of the holders of Depositary Shares will not be effective unless such amendment has been approved by the holders of at least a majority of the Depositary Shares then outstanding. The Deposit Agreement will only terminate if (i) all outstanding Depositary Shares related thereto have been redeemed, (ii) there has been a final distribution in respect of the Preferred Stock in connection with any liquidation, dissolution or winding up of the Company and such distribution has been distributed to the holders of the related Depositary Shares, (iii) such termination is necessary to preserve the Company’s status as a REIT or a domestically controlled REIT, (iv) each share of the related Preferred Stock shall have been converted into securities of the Company not so represented by Depositary Shares, or (v) a majority of each series of Preferred Stock affected by such termination consents to such termination, whereupon the Depositary shall deliver or make available to each holder of Depositary Receipts, upon surrender of the Depositary Receipts held by such holder, such number of whole or fractional shares of Preferred Stock as are represented by the Depositary Shares evidenced by such Depositary Receipts together with any other property held by the Depositary with respect to such Depositary Receipts.

Charges of Depositary

The Company will pay all transfer and other taxes and governmental charges arising solely from the existence of the depositary arrangements. The Company will pay charges of the Depositary in connection with the initial deposit of the Preferred Stock and issuance of Depositary Receipts, all withdrawals of Preferred Stock by owners of Depositary Shares and any redemption of the Preferred Stock. Holders of Depositary Receipts will pay all other transfer and other taxes and governmental charges and such other charges as are expressly provided in the Deposit Agreement to be paid by the holders.

Resignation and Removal of Depositary

The Depositary may resign at any time by delivering to the Company notice of its election to do so, and the Company may at any time remove the Depositary, any such resignation or removal to take effect upon the appointment of a successor Depositary and such successor Depositary’s acceptance of the appointment. A successor Depositary must be appointed within 60 days after delivery of the notice of resignation or removal and must be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $50,000,000.

Restrictions on Ownership

In order to safeguard the Company against loss of status as a REIT or a domestically controlled REIT, the Deposit Agreement will contain provisions restricting the ownership and transfer of Depositary Shares. Such restrictions will be described in the applicable Prospectus Supplement and will be referenced on the applicable Depositary Receipts.

Miscellaneous

The Depositary will forward all reports and communications from the Company which are delivered to the Depositary and which the Company is required or otherwise determines to furnish to the holders of the Preferred Stock.

Neither the Depositary nor the Company will be liable if it is prevented or delayed by law or any circumstance beyond its control in performing its obligations under the Deposit Agreement. The obligations of the Company and the Depositary under the Deposit Agreement will be limited to performance in good faith of their duties thereunder and they will not be obligated to prosecute or defend any legal proceeding in respect of any Depositary Shares or Preferred Stock unless satisfactory indemnity is furnished. They may rely upon written advice of counsel or accountants, or information provided by persons presenting Preferred Stock for deposit, holders of Depositary Shares or other persons believed to be competent and on documents believed to be genuine.

PLAN OF DISTRIBUTION

The Securities may be sold through underwriters or dealers, directly to one or more purchasers, or through agents. The Prospectus Supplement with respect to the Securities will set forth the terms of the offering of the Securities, including the name or names of any underwriters, dealers or agents, the purchase price of the Securities and the proceeds to the Company from such sale, any delayed delivery arrangements, any underwriting discounts and other items constituting underwriters’ compensation, the initial public offering price, any discounts or concessions allowed or reallowed or paid to dealers, and any securities exchanges on which the Securities may be listed.

If underwriters are used in the sale of the Securities, the Securities may be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The Securities may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. The underwriter(s) with respect to a particular underwritten offering of Securities will be named in the Prospectus Supplement relating to such offering, and if an underwriting syndicate is used, the managing underwriter(s) will be set forth on the cover of such Prospectus Supplement. Unless otherwise set forth in the Prospectus Supplement relating thereto, the obligations of the underwriters or agents to purchase the Securities will be subject to conditions precedent, and the underwriters will be obligated to purchase all the Securities if any are purchased. The initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

If dealers are utilized in the sale of Securities with respect to which this Prospectus is delivered, such Securities will be sold to the dealers as principals. The dealers may then resell such Securities to the public at varying prices to be determined by such dealers at the time of resale. The names of the dealers and the terms of the transaction will be set forth in the Prospectus Supplement relating thereto.

Securities may be sold directly by the Company or through agents designated by the Company from time to time at fixed prices, which may be changed, or at varying prices determined at the time of sale. Any agent involved in the offer or sale of the Securities with respect to which this Prospectus is delivered will be named, and any commissions payable by the Company to such agent will be set forth, in the Prospectus Supplement relating thereto. Unless otherwise indicated in the Prospectus Supplement, any such agent will be acting on a best efforts basis for the period of its appointment.

In connection with the sale of the Securities, underwriters or agents may receive compensation from the Company or from purchasers of Securities for whom they may act as agents in the form of discounts, concessions or commissions. Underwriters, agents and dealers participating in the distribution of the Securities may be deemed to be underwriters and any discounts or commissions received by them from the Company and any profit on the resale of the Securities by them may be deemed to be underwriting discounts or commissions under the Securities Act.

If so indicated in the Prospectus Supplement, the Company will authorize agents, underwriters, or dealers to solicit offers from certain types of institutions to purchase Securities from the Company at the public offering price set forth in the Prospectus Supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. Such contracts will be subject only to those conditions set forth in the Prospectus Supplement, and the Prospectus Supplement will set forth the commission payable for solicitation of such contracts.

Agents, dealers, and underwriters may be entitled under agreements entered into with the Company to indemnification by the Company against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments that such agents, dealers or underwriters may be required to make with respect thereto. Agents, dealers and underwriters may be customers of, engage in transactions with, or perform services for the Company in the ordinary course of business.

The Preferred Stock and the Depositary Shares may or may not be listed on a national securities exchange. The Common Stock currently trades on the NYSE, and any Common Stock offered hereby will be listed on the NYSE, subject to an official notice of issuance. No assurances can be given that there will be a market for the Securities.

Pursuant to its participation rights to acquire Common Stock at the same price as shares issued to third parties, so long as SC-USREALTY’s ownership of Common Stock on fully diluted basis does not drop below 15% for more than 180 days (subject to certain conditions), in the event that the Company issues shares of capital stock (including securities convertible into or exchangeable or redeemable for capital stock of the Company and including capital stock to be issued pursuant to the conversion, exchange or redemption of other securities), SC-USREALTY will be entitled to a participation right to purchase or subscribe for that proportion of the total number of shares to be issued, including shares to be issued to SC-USREALTY pursuant to the rights described in this paragraph, equal to SC-USREALTY’s proportionate holdings of Common Stock outstanding prior to such issuance (but not to exceed 37.5% of the capital stock issued). All purchases pursuant to such participation rights will be at the same price and on the same terms and conditions as are applicable to other purchasers.

FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of certain of the material federal income tax considerations regarding the Company and is based on current law, is for general information only and is not tax advice. This discussion does not purport to deal with all aspects of taxation that may be relevant to particular investors in light of their personal investment or tax circumstances, or to certain types of holders (including insurance companies, tax-exempt organizations, financial institutions or broker-dealers, foreign corporations, persons who are not citizens or residents of the United States and persons who own Securities as part of a conversion transaction, as part of a hedging transaction or as a position in a straddle for tax purposes) subject to special treatment under the federal income tax laws. This summary does not give a detailed discussion of any state, local, or foreign tax considerations. This summary is qualified in its entirety by the applicable Code provisions, rules and regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as of the date hereof and all of which are subject to change (which change may apply retroactively). Certain federal income tax considerations relevant to the holders of Securities will be provided in the applicable Prospectus Supplement.

As used in this section, the term “Company” refers to the Company and all qualified subsidiaries (a wholly-owned subsidiary which is not treated as a separate entity for federal income tax purposes) but excludes Regency Realty Group, Inc. and its subsidiaries (collectively, the “Management Company”) (which is treated as a separate entity for federal income tax purposes, although its results are consolidated with those of the Company for financial reporting purposes).

EACH PROSPECTIVE PURCHASER IS ADVISED TO CONSULT THE APPLICABLE PROSPECTUS SUPPLEMENT AS WELL AS HIS OR HER OWN TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES TO HIM OR HER OF THE PURCHASE, OWNERSHIP AND SALE OF SECURITIES IN AN ENTITY ELECTING TO BE TAXED AS A REAL ESTATE INVESTMENT TRUST, INCLUDING THE FEDERAL, STATE, LOCAL, FOREIGN, AND OTHER TAX CONSEQUENCES OF SUCH PURCHASE, OWNERSHIP, SALE AND ELECTION AND OF POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

General

The Company made an election to be taxed as a REIT under Sections 856 through 860 of the Code commencing with its taxable year ending December 31, 1993. The Company believes that it has been organized and operated in such a manner as to qualify for taxation as a REIT under the Code for such taxable year and all subsequent taxable years to date, and the Company intends to continue to operate in such a manner in the future. However, no assurance can be given that the Company will operate in a manner so as to qualify or remain qualified as a REIT.

The following sets forth only a summary of the material aspects of the Code sections that govern the federal income tax treatment of a REIT and its shareholders.

It is the opinion of Foley & Lardner that the Company has been organized in conformity with the requirements for qualification and taxation as a REIT commencing with the Company’s taxable year that ended December 31, 1993 and for all subsequent taxable years to date, and its method of operation will enable it to continue to be taxed as a REIT. It must be emphasized that this opinion is based on various assumptions and is conditioned upon certain representations made by the Company as to factual matters including, but not limited to, those set forth below in this discussion of “Federal Income Tax Considerations,” those concerning its business and properties, and certain matters relating to the Company’s manner of operation. Foley & Lardner is not aware of any facts or circumstances that are inconsistent with these representations and assumptions. The qualification and taxation as a REIT depends upon the Company’s ability to meet, through actual annual operating results, the various income, asset, distribution, stock ownership and other tests discussed below, the results of which will not be reviewed by nor be under the control of Foley & Lardner. Accordingly, no assurance can be given that the actual results of the Company’s operation for any particular taxable year will satisfy such requirements. For a discussion of the tax consequences of failure to qualify as a real estate investment trust, see “—Failure to Qualify.”

Taxation of the Company

As a REIT, the Company generally is not subject to federal corporate income tax on its net income that is currently distributed to shareholders. This treatment substantially eliminates the “double taxation” (at the corporate and shareholder levels) that generally results from an investment in a corporation. However, the Company will be subject to federal income tax in the following circumstances. First, the Company will be taxed at regular corporate rates on any undistributed REIT taxable income, including undistributed net capital gains. Second, under certain circumstances, the Company may be subject to the “corporate alternative minimum tax” on its items of tax preference. Third, if the Company has (i) net income from the sale or other disposition of “foreclosure property” (which is, in general, property acquired by the Company by foreclosure or otherwise on default of a loan secured by the property) which is held primarily for sale to customers in the ordinary course of business or (ii) other non-qualifying net income from foreclosure property, it will be subject to tax on such income at the highest corporate rate. Fourth, if the Company has net income from “prohibited transactions” (which are, in general, certain sales or other dispositions of property held primarily for sale to customers in the ordinary course of business other than foreclosure property), such income will be subject to a 100% tax. Fifth, if the Company should fail to satisfy the 75% gross income test or the 95% gross income test (as discussed below), and has nonetheless maintained its qualification as a REIT because certain other requirements have been met, it will be subject to a 100% tax on the net income attributable to the greater of the amount by which the Company fails the 75% or 95% test, multiplied by a fraction intended to reflect the Company’s profitability. Sixth, if the Company should fail to distribute during each calendar year at least the sum of (i) 85% of its REIT ordinary income for such year, (ii) 95% of its REIT capital gain net income for such year, and (iii) any undistributed taxable income from prior years, it will be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed. Seventh, if during the 10-year period (the “Recognition Period”) beginning on the first day of the first taxable year for which the Company qualified as a REIT, the Company recognizes gain on the disposition of any asset held by the Company as of the beginning of such Recognition Period, then, to the extent of the excess of (a) the fair market value of such asset as of the beginning of such Recognition Period over (b) the Company’s adjusted basis in such asset as of the beginning of such Recognition Period (the “Built-in Gain”), such gain will be subject to tax at the highest regular corporate rate. Because the Company initially acquired its properties in connection with its initial public offering in fully taxable transactions, it is not anticipated that the Company will own any assets with substantial Built-in Gain. Eighth, if the Company acquires any asset from a C corporation (i.e., generally a corporation subject to full corporate-level tax) in a transaction in which the basis of the asset in the Company’s hands is determined by reference to the basis of the asset (or any other property) in the hands of the C corporation, and the Company recognizes gain on the disposition of such asset during the Recognition Period beginning on the date on which such asset was acquired by the Company, then, to the extent of the Built-in Gain, such gain will be subject to tax at the highest regular corporate rate. The result described above with respect to the recognition of Built-in Gain during the Recognition Period assumes the Company will make an election in accordance with Notice 88-19 issued by the Internal Revenue Service (“IRS”).

In addition, the Management Company is taxed on its income at regular corporate rates.

Requirements for Qualification

A REIT is defined in the Code as a corporation, trust or association: (1) which is managed by one or more trustees or directors; (2) the beneficial ownership of which is evidenced by transferable shares or by transferable certificates of beneficial interest; (3) which would be taxable as a domestic corporation, but for Sections 856 through 859 of the Code; (4) which is neither a financial institution nor an insurance company subject to certain provisions of the Code; (5) the beneficial ownership of which is held by 100 or more persons (determined without reference to any rules of attribution); (6) not more than 50% in value of the outstanding stock of which is owned during the last half of each taxable year, directly or indirectly, by or for “five or fewer” individuals (as defined in the Code to include certain entities); and (7) which meets certain income and asset tests described below. Conditions (1) to (4), inclusive, must be met during the entire taxable year and condition (5) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. The Company has previously issued sufficient shares to allow it to satisfy conditions (5) and (6). The Company’s Articles of Incorporation provide restrictions regarding the transfer of its shares which are intended to assist the Company in continuing to satisfy the stock ownership requirements described in (5) and (6) above. Moreover, for the Company’s taxable years commencing on or after January 1, 1998, if the Company complies with regulatory rules pursuant to which it is required to send annual letters to certain of its shareholders requesting information regarding the actual ownership of its stock, but does not know, or exercising reasonable diligence would not have known, whether it failed to meet the requirement that it not be closely held, the Company will be treated as having met the “five or fewer” requirement. If the Company were to fail to comply with these regulatory rules for any year, it would be subject to a $25,000 penalty. If the Company’s failure to comply was due to intentional disregard of the requirements, the penalty would be increased to $50,000. However, if the Company’s failure to comply was due to reasonable cause and not willful neglect, no penalty would be imposed.

The Company owns its properties primarily through Regency Centers, L.P. (the “Partnership”), of which the Company is the general partner and the former owners of certain Partnership properties are limited partners. The Company intends for the Partnership to be its primary property-owning vehicle in the future. The Company presently owns certain of its properties directly or indirectly through other partnerships (collectively with the Partnership, the “Property Partnerships”), of which the partners are the Company, qualified REIT subsidiaries (which are described below), Property Partnerships and, in certain instances, third parties. In the case of a REIT which is a partner in a partnership either directly or indirectly through a qualified REIT subsidiary, Treasury Regulations provide that the REIT will be deemed to own its proportionate share of the assets of the partnership and will be deemed to be entitled to the income of the partnership attributable to such share. In addition, the character of the assets and gross income of the partnership will retain the same character in the hands of the REIT for purposes of Section 856 of the Code, including satisfying the gross income tests and asset tests. Thus, the Company’s proportionate share of the assets, liabilities and items of income of the Property Partnerships (other than certain properties held by the Management Company), is treated as assets, liabilities and items of income of the Company for purposes of applying the requirements described below.

Section 856(i) of the Code provides that a corporation, 100% of whose stock is held by a REIT at all times during the corporation’s existence, is a “qualified REIT subsidiary.” For taxable years of the Company beginning on or after January 1, 1998, the Company must own all of the stock of a subsidiary but not from the commencement of the subsidiary’s existence, in order for a subsidiary to be a “qualified REIT subsidiary.” A qualified REIT subsidiary is not treated as a separate corporation, and all assets, liabilities and items of income, deduction and credit of a qualified REIT subsidiary are treated as assets, liabilities and such items (as the case may be) of the REIT. Thus, in applying the requirements described herein, the Company’s qualified REIT subsidiaries will be ignored, and all assets, liabilities and items of income, deduction and credit of such subsidiaries will be treated as assets, liabilities and items of the Company. The Company has not, however, sought or received a ruling from the IRS that any of the Company’s subsidiaries is a “qualified REIT subsidiary.” The Company currently owns some of its properties indirectly through qualified REIT subsidiaries. While this summary generally does not address state tax consequences, some states may not recognize a qualified REIT subsidiary, which could cause a subsidiary to be taxed or could cause the Company to fail to qualify as a REIT under such state law.

Income Tests.    In order for the Company to maintain its qualification as a REIT, it must satisfy three gross income requirements annually. First, at least 75% of the Company’s gross income (excluding gross income from prohibited transactions) for each taxable year must be derived directly or indirectly from investments relating to real property or mortgages on real property, including “rents from real property” and, in certain circumstances, “interest,” or from certain types of temporary investments.

Second, at least 95% of the Company’s gross income (excluding gross income from prohibited transactions) for each taxable year must be derived from real estate investments and from dividends, interest and gain from the sale or disposition of stock or securities or from any combination of the foregoing.

Third, for the tax years prior to 1998, short-term gain from the sale or other disposition of stock or securities, gain from prohibited transactions and gain on the sale or other disposition of real property held for fewer than four years (apart from involuntary conversions and sales of foreclosure property) must represent less than 30% of the Company’s gross income (including gross income from prohibited transactions) for each taxable year.

Rents received by the Company qualify as “rents from real property” in satisfying the gross income requirements for a REIT described above only if the following conditions are met. First, the amount of rent must not be based in whole or in part on the income or profits derived by any person from such property, although an amount received or accrued generally will not be excluded from the term “rents from real property” solely by reason of being based on a fixed percentage or percentages of receipts or sales. The Company does not anticipate charging rent for any portion of any property that is based in whole or in part on the income or profits of any person (except by reason of being based on a percentage of receipts for sales, which is permitted by the Code). Second, the Code provides that rents received from a tenant will not qualify as “rents from real property” in satisfying the gross income tests if (i) the Company directly or constructively owns a 10% or greater interest in such tenant or (ii) any Related Tenant Owner directly or constructively owns 10% or more by value of the Company. Constructive ownership is determined under the attribution rules of Section 318 of the Code, as modified by Section 856(d)(5) of the Code. The Company does not anticipate receiving rents from such a tenant. Additionally, pursuant to the Articles of Incorporation, Related Tenant Owners are prohibited from acquiring constructive ownership of more than 9.8% by value of the Company. Third, rent attributable to personal property leased in connection with a lease of real property will not qualify if it is greater than 15% of the total rent received under the lease. Fourth, the Company generally must not operate or manage the property or furnish or render services to the tenants of such property, other than through an independent contractor from whom the Company derives no income. The independent contractor requirement, however, does not apply to the extent services performed by the Company are “usually or customarily rendered” in connection with the rental of space for occupancy and are not otherwise considered “rendered to the occupant.” In addition, for its 1998 taxable year and thereafter, the Company is permitted to receive up to 1% of its gross income from the provision of non-customary services and still treat all other amounts received from such property as “rents from real property.” The Company provides certain services with respect to the properties that the Company believes complies with the “usually or customarily rendered” requirement. The Company will hire independent contractors from whom the Company derives no income to perform such services, to the extent that the performance of such services by the Company would cause amounts received from its tenants to be excluded from rents from real property.

The term “interest” generally does not include any amount received or accrued (directly or indirectly) if the determination of such amount depends in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term “interest” solely by reason of being based on a fixed percentage or percentages of receipts or sales.

It is possible that, from time to time, the Company or the Partnership will enter into hedging transactions with respect to one or more of its assets or liabilities. Any such hedging transactions could take a variety of forms. If the Company or the Partnership enters into an interest rate swap or cap contract to hedge any variable rate indebtedness incurred to acquire or carry real estate assets, any periodic income or gain from the disposition of such contract should be qualifying income for purposes of the 95% gross income test but not for the 75% gross income test. For the Company’s taxable year which begins on January 1, 1998, and for all taxable years thereafter, income from hedging transactions which is qualifying income for the 95% gross income test also includes payments to the Company under an option, futures contract, forward rate agreement, or any similar financial instrument. Furthermore, for the Company’s 1997 taxable year any such contract would be considered a “security” for purposes of applying the 30% gross income test. To the extent that the Company or the Partnership hedges with other types of financial instruments or in other situations, it may not be entirely clear how the income from those transactions will be treated for purposes of the various income tests that apply to REITs under the Code. The Company intends to structure any hedging transactions in a manner that does not jeopardize its status as a REIT.

The Management Company receives fees in consideration of the performance of management and administrative services with respect to properties that are not owned by the Company. Distributions received by the Company from the Management Company of its earnings do not qualify under the 75% gross income test. The Company believes that the aggregate amount of the distributions from the Management Company together with all other non-qualifying income in any taxable year will not cause the Company to exceed the limits on non-qualifying income under the 75% and 95% gross income tests.

The Company believes that it has satisfied the 75% and 95% gross income tests for taxable years ended prior to the date of this Prospectus and intends to operate in such a manner so as to satisfy such tests in the future. If the Company fails to satisfy one or both of the 75% or 95% gross income tests for any taxable year, it may nevertheless qualify as a REIT for such year if it is entitled to relief under certain provisions of the Code. These relief provisions generally will be available if the Company’s failure to meet such tests was due to reasonable cause and not due to willful neglect, the Company attaches a schedule of the sources of its income to its federal income tax return, and any incorrect information on the schedule was not due to fraud with intent to evade tax. It is not possible to state whether in all circumstances the Company would be entitled to the benefit of those relief provisions. As discussed above, even if those relief provisions apply, a tax would be imposed with respect to the excess net income.

Asset Tests.    The Company, at the close of each quarter of its taxable year, must also satisfy three tests relating to the nature of its assets. First, at least 75% of the value of the Company’s total assets must be represented by real estate assets (including (i) its allocable share of real estate assets which are held by the Partnership or other Property Partnerships or which are held by “qualified REIT subsidiaries” of the Company and (ii) stock or debt instruments held for not more than one year purchased with the proceeds of a stock offering or long-term (at least five years) debt offering of the Company), cash, cash items and government securities. Second, not more than 25% of the value of the Company’s total assets may be represented by securities other than those in the 75% asset class. Third, of the investments included in the 25% asset class, the value of any one issuer’s debt and equity securities owned by the Company may not exceed (at the end of the quarter in which any of such securities are acquired) 5% of the value of the Company’s total assets and (subject to limited exceptions) the Company may not own more than 10% of any one issuer’s outstanding voting securities.

The Company owns 41.25% of the non-voting preferred stock and the Partnership owns 58.75% of the non-voting preferred stock and 6.96% of the voting common stock of the Management Company. The Company represents that the value of the stock held by the Company in the Management Company did not exceed, at the date that the Company acquired such stock and for any applicable quarter prior to the date of this Prospectus, 5% of the total value of the Company’s assets. No independent appraisals have been obtained to support the Company’s estimate of value, however, and Foley & Lardner, in issuing its opinion on the Company’s qualification as a REIT, is relying on the Company’s representation as to the limited value of the stock interests in the Management Company. Although the Company plans to take steps to ensure that it will continue to satisfy the 5% value test for any subsequent quarter with respect to which retesting is to occur, there can be no assurance that such steps will always be successful or will not require a reduction in the Company’s overall interest in the Management Company. See “—Failure to Qualify.”

Annual Distribution Requirements.    The Company, in order to qualify as a REIT, is required to distribute dividends (other than capital gains dividends) to its shareholders in an amount at least equal to: (a) the sum of (i) 95% of the Company’s “REIT taxable income” (computed without regard to the dividends paid deduction and the Company’s net capital gain) and (ii) 95% of the net income (after tax), if any, from foreclosure property; minus (b) the sum of certain items of non-cash income. In addition, if, during the applicable Recognition Period, the Company disposes of any asset with Built-in Gain, the Company will be required, pursuant to Treasury Regulations which have not yet been promulgated, to distribute at least 95% of the Built-in Gain (after tax), if any, recognized on the disposition of such asset. Such distribution must be paid in the taxable year to which it relates, or in the following taxable year if declared before the Company timely files its tax return for such prior year and if paid on or before the first regular dividend payment date after such declaration. To the extent that the Company does not distribute all of its net capital gain or distributes at least 95%, but less than 100%, of its “REIT taxable income,” as adjusted, it will be subject to tax thereon at regular ordinary and capital gains corporate tax rates. For the Company’s taxable year beginning on January 1, 1998 and for all taxable years thereafter, undistributed capital gains may be so designated by the Company and in such event will be includable in the income of the holders of shares of Common Stock. Such holders will be treated as having paid the capital gains tax imposed on the Company on the designated amounts included in their income as long-term capital gains. Such stockholders would get an increase in their basis for income recognized and a decrease in their basis for taxes paid by the Company. If the Company should fail to distribute during each calendar year at least the sum of (i) 85% of its REIT ordinary income for such year, (ii) 95% of its REIT capital gain income for such year and (iii) any undistributed taxable income from prior periods, the Company will be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed.

The Company intends to make timely distributions sufficient to satisfy this annual distribution requirement in the future. It is possible that the Company, from time to time, may not have sufficient cash or other liquid assets to meet the 95% distribution requirement due to timing differences between the actual receipt of income and the actual payment of deductible expenses and the inclusion of such income and deduction of such expenses in arriving at the taxable income of the Company, or if the amount of nondeductible expenses such as principal amortization or capital expenditures exceeds the amount of noncash deductions. In the event that such timing differences occur, in order to meet the 95% distribution requirement, the Company may find it necessary to arrange for short-term, or possibly long-term, borrowings to permit the payment of required dividends or to pay dividends in the form of taxable stock dividends.

Under certain circumstances, the Company may be able to rectify a failure to meet the distribution requirement for a certain year by paying “deficiency dividends” to shareholders in a later year, which may be included in the Company’s deduction for dividends paid for the earlier year. Thus, the Company may be able to avoid being taxed on amounts distributed as deficiency dividends; however, the Company will be required to pay to the IRS interest based upon the amount of any deduction taken for deficiency dividends.

Failure to Qualify

If the Company fails to qualify for taxation as a REIT in any taxable year, and the relief provisions do not apply, the Company will be subject to tax (including any applicable corporate alternative minimum tax) on its taxable income at regular corporate rates. Such a failure could have an adverse effect on the market value and marketability of the Securities. Distributions to shareholders in any year in which the Company fails to qualify will not be deductible by the Company nor will they be required to be made. In such event, to the extent of current and accumulated earnings and profits, all distributions to shareholders will be taxable as ordinary income, and, subject to certain limitations of the Code, corporate distributees may be eligible for the dividends received deduction. Unless entitled to relief under specific statutory provisions, the Company will also be disqualified from taxation as a REIT for the four taxable years following the year during which qualification was lost. It is not possible to state whether the Company would be entitled to such statutory relief.

Taxation of Taxable Domestic Shareholders

As long as the Company qualifies as a REIT, distributions made to its taxable domestic shareholders out of current or accumulated earnings and profits (and not designated as capital gains dividends) will result in ordinary income. Corporate shareholders will not be entitled to the dividends received deduction. Distributions that are designated as capital gains dividends will be taxed as gain from the sale or exchange of a capital asset held for more than one year to the extent they do not exceed the Company’s actual net capital gain for the taxable year without regard to the period for which the shareholder has held its stock. However, corporate shareholders may be required to treat up to 20% of certain capital gains dividends as ordinary income. Distributions in excess of current and accumulated earnings and profits will not be taxable to the extent that they do not exceed the adjusted basis of the shareholder’s shares, but rather will reduce a shareholder’s adjusted basis in such shares. To the extent that such distributions exceed the adjusted basis of a shareholder’s shares, they will be included in income as long-term capital gain (or short-term capital gain if the shares have been held for one year or less), assuming the shares are a capital asset in the hands of the shareholder. In addition, any dividend declared by the Company in October, November or December of any year payable to a shareholder of record on a specific date in any such month shall be treated as both paid by the Company and received by the shareholder on December 31 of such year, provided that the dividend is actually paid by the Company during January of the following calendar year.

Shareholders may not include any net operating losses or capital losses of the Company in their individual income tax returns. In general, any loss upon the sale or exchange of shares by a shareholder who has held such shares for six months or less (after applying certain holding period rules) will be treated as a long-term capital loss to the extent distributions from the Company on such shares were required to be treated by such shareholder as long-term capital gain.

Taxation of Tax-Exempt Shareholders

In Revenue Ruling 66-106, 1966-1 C.B. 151, the IRS ruled that amounts distributed by a REIT to a tax-exempt employees’ pension trust did not constitute “unrelated business taxable income” (“UBTI”). Revenue rulings are interpretive in nature and subject to revocation or modification by the IRS. Based upon Revenue Ruling 66-106 and the analysis therein, except as noted below, distributions to tax-exempt shareholders should not constitute UBTI where (a) the shareholder has not financed the acquisition of its shares with “acquisition indebtedness” within the meaning of the Code, and (b) the shares are not used by the shareholder in an unrelated trade or business.

Under the Omnibus Budget Reconciliation Act of 1993, certain pension trusts holding more than 10% by value of a REIT at any time during a taxable year are treated as having UBTI which bears the same ratio to the aggregate dividends paid (or treated as paid) by the REIT to such trust as (i) the gross income of the REIT (less any direct expenses related thereto) which would be treated as UBTI if the REIT were a pension trust, bears to (ii) the gross income of the REIT (less any direct expenses related thereto), but only if such ratio is at least 5%. This rule for UBTI only applies to pension trusts investing in a REIT which would have been considered “closely held” under Section 542(a)(2) of the Code, had such section not been amended by the Omnibus Budget Reconciliation Act of 1993. In addition, the rule only applies where at least one pension trust holds more than 25% by value of the REIT or where one or more pension trusts (each owning more than 10% by value of the REIT) hold in aggregate more than 50% by value of the REIT.

Other Tax Consequences

Most of the Company’s investments are through the Property Partnerships. These partnerships may involve special tax risks. Such risks include possible challenge by the IRS of (i) allocations of income and expense items, which could affect the computation of taxable income of the Company, and (ii) the status of the Property Partnerships as partnerships (as opposed to associations taxable as corporations or entities that may be disregarded as entities separate from their owners or as qualified REIT subsidiaries) for income tax purposes. In the opinion of Foley & Lardner, which is based on (i) analysis of the partnership agreements for each Property Partnership, and (ii) the representations of the Company that such agreements fully reflect all amendments and modifications to such agreements as of the date of this Prospectus, the partnership allocations of income and expense items for the Property Partnerships (classified as partnerships for federal income tax purposes) have substantial economic effect under Section 704(b) of the Code and the Treasury Regulations thereunder, and each of the Property Partnerships has been and will continue to be treated for federal income tax purposes as (i) a partnership, (ii) a qualified REIT subsidiary under the Code or (iii) an entity that may be disregarded as an entity separate from its owner under Treasury Regulation ‘301.7701-3. See “—Requirements for Qualification.”

The Company and its Security holders may be subject to state or local taxation in various state or local jurisdictions, including those in which it or they transact business or reside. The state and local tax treatment of the Company and its Security holders may not conform to the federal income tax consequences discussed above. Consequently, prospective Security holders should consult their own tax advisors regarding the effect of state and local tax laws on an investment in the Company.

Backup Withholding

The Company will report to its domestic shareholders and to the IRS the amount of dividends paid during each calendar year, and the amount of tax withheld, if any. Under the backup withholding rules, a shareholder may be subject to backup withholding at the rate of 31% with respect to dividends paid unless such shareholder (a) is a corporation or another form of entity exempt from backup withholding and, when required, demonstrates this fact, or (b) provides a taxpayer identification number, certifies to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. A shareholder that does not provide the Company with a correct taxpayer identification number may also be subject to penalties imposed by the IRS. Any amount paid as backup withholding will be creditable against the shareholder’s income tax liability. In addition, the Company may be required to withhold a portion of capital gain distributions to any shareholders who fail to certify their non-foreign status to the Company.

ERISA CONSIDERATIONS

The following is a summary of material considerations arising under the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and the prohibited transactions provisions of Section 4975 of the Code that may be relevant to a prospective purchaser. This discussion does not purport to deal with all aspects of ERISA or Section 4975 of the Code that may be relevant to particular shareholders (including plans subject to Title I of ERISA, other retirement plans and Individual Retirement Accounts (“IRA’s”) subject to the prohibited transaction provisions of Section 4975 of the Code, and governmental plans or church plans that are exempt from ERISA and Section 4975 of the Code but that may be subject to the prohibited transaction provisions of Section 503 of the Code and to state law requirements) in light of their particular circumstances.

A FIDUCIARY MAKING THE DECISION TO INVEST IN SECURITIES ON BEHALF OF A PROSPECTIVE PURCHASER WHICH IS AN EMPLOYEE BENEFIT PLAN, A TAX QUALIFIED RETIREMENT PLAN, OR AN IRA IS ADVISED TO CONSULT ITS OWN LEGAL ADVISOR REGARDING THE SPECIFIC CONSIDERATIONS ARISING UNDER ERISA, SECTIONS 4975 AND 503 OF THE CODE, AND STATE LAW WITH RESPECT TO THE PURCHASE, OWNERSHIP, OR SALE OF THE SHARES BY SUCH PLAN OR IRA.

Employee Benefit Plans, Tax Qualified Retirement Plans and IRA’s

Each fiduciary of a pension, profit sharing, or other employee benefit plan subject to Title I of ERISA (an “ERISA Plan”) should carefully consider whether an investment in the Securities is consistent with his fiduciary responsibilities under ERISA. The fiduciary must make its own determination as to whether an investment in the Securities (i) is permissible under the documents governing the ERISA Plan, (ii) is appropriate for the ERISA Plan under the general fiduciary standards of investment prudence and diversification, taking into account the overall investment policy of the ERISA Plan and the composition of the ERISA Plan’s investment portfolio, and (iii) would result in a nonexempt prohibited transaction under ERISA and the Code.

The fiduciary of an IRA or of a qualified retirement plan not subject to Title I of ERISA because it is a governmental or church plan or because it does not cover common law employees (a “Non-ERISA Plan”) should consider that such an IRA or Non-ERISA Plan may only make investments that are authorized by the appropriate governing documents and under applicable state law. The fiduciary should also consider the applicable prohibited transaction rules of Sections 4975 and 503 of the Code.

Status of the REIT

The following section discusses certain principles that apply in determining whether the fiduciary requirements of ERISA and the prohibited transaction provisions of ERISA and the Code apply to an entity because one or more investors in the entity’s equity interests is an ERISA Plan or is a Non-ERISA Plan or IRA subject to Section 4975 of the Code. An ERISA Plan fiduciary should also consider the relevance of these principles to ERISA’s prohibition on improper delegation of control over or responsibility for “plan assets” and ERISA’s imposition of co-fiduciary liability on a fiduciary who participates in, permits (by action or inaction) the occurrence of, or fails to remedy a known breach by another fiduciary.

Under the Department of Labor regulations as to what constitutes assets of an employee benefit plan (the “DOL Regulations”), if an ERISA Plan acquires an equity interest in an entity, which interest is neither a “publicly offered security” nor a security issued by an investment company registered under the Investment Company Act of 1940, as amended, the ERISA Plan assets would include, for purposes of the fiduciary responsibility provisions of ERISA, both the equity interest and an undivided interest in each of the entity’s underlying assets unless certain specified exceptions apply. The DOL Regulations define a publicly offered security as a security that is “widely held,” “freely transferable,” and either part of a class of securities registered under the Securities Exchange Act of 1934, or sold pursuant to an effective registration statement under the Securities Act (provided the securities are registered under the Securities Exchange Act of 1934 within 120 days after the end of the fiscal year of the issuer during which the offering occurred). The equity Securities offered hereby will be sold in an offering registered under the Securities Act and are or are expected to be registered under the Securities Exchange Act of 1934.

The DOL Regulations provide that a security is “widely held” only if it is part of a class of securities that is owned by 100 or more investors independent of the issuer and of one another. A security will not fail to be “widely held” because the number of independent investors falls below 100 as a result of events beyond the issuer’s control. The Common Stock is “widely held.”

The DOL Regulations provide that whether a security is “freely transferable” is a factual question to be determined on the basis of all relevant facts and circumstances. The DOL Regulations further provide that when a security is part of an offering in which the minimum investment is $10,000 or less, as is expected to be the case with this offering, certain restrictions ordinarily will not, alone or in combination, affect the finding that such securities are freely transferable. The Company believes that restrictions imposed under the Articles of Incorporation on the transfer of its capital stock are limited to the restrictions on transfers generally permitted under the DOL Regulations and are not likely to result in the failure of its capital stock to be “freely transferable.” The DOL Regulations only establish a presumption in favor of the finding of free transferability, and, therefore, no assurance can be given that the Department of Labor and the U.S. Treasury Department will not reach a contrary conclusion.

LEGAL MATTERS

The validity of the Securities to which this Prospectus relates and certain tax matters described under “Federal Income Tax Considerations” and “ERISA Considerations” will be passed upon for the Company by Foley & Lardner, Jacksonville, Florida. Attorneys with Foley & Lardner representing the Company with respect to this offering beneficially owned approximately 4,100 shares of Common Stock as of the date of this Prospectus.

EXPERTS

The consolidated financial statements and schedule of the Company as of December 31, 1997 and 1996, and for each of the years in the three year period ended December 31, 1997, have been incorporated by reference herein and in the Registration Statement in reliance upon the reports of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. To the extent that KPMG Peat Marwick LLP audits and reports on consolidated financial statements of the Company issued at future dates, and consents to the use of their report thereon, such consolidated financial statements also will be incorporated by reference in the Registration Statement in reliance upon their reports and said authority.

                 Shares

Regency Centers Corporation

Common Stock

PROSPECTUS SUPPLEMENT

AUGUST     , 2003

Citigroup

Merrill Lynch & Co.

Wachovia Securities

Raymond James